SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 August 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half-year Report dated 11 August 2020

Exhibit No: 99.1

IHG PLC – Half Year Results to 30 June 2020

	Reported			Underlying5
	2020	2019	% Change	% Change
REPORTABLE SEGMENTS1
Revenue2	$488m	$1,012m	(52)%	(51)%
Revenue from fee business	$375m	$730m	(49)%	(48)%
Operating profit2	$74m	$410m	(82)%	(83)%
Fee margin3	26.1%	54.1%	(28.0)%pts
Adjusted EPS4	14.3¢	148.6¢	(90)%	KEY METRICS

GROUP RESULTS				● $6.6bn total gross revenue (down (52)%; (51)% at CER)
Total revenue	$1,248m	$2,280m	(45)%
Operating (loss)/profit	$(233)m	$442m	(153)%	● (51.7)% global H1 RevPAR
Basic EPS	(115.4)¢	167.2¢	(169)%
Total dividend per share	0¢	39.9¢	(100)%	● (74.7)% global Q2 RevPAR
Net debt	$2,515m	$2,847m	(12)%

1 Excludes System Fund results, hotel cost reimbursements and exceptional items. 2 Comprises the Group’s fee business and owned, leased and managed lease hotels.

3 Excludes owned, leased and managed lease hotels, significant liquidated damages and the results of the Group’s captive insurance company, with 2019 restated accordingly. 4 Calculated using results from Reportable Segments and Adjusted Interest, and excluding changes in fair value of contingent consideration. 5 Reportable segment results excluding significant liquidated damages, current year disposals and stated at constant H1 2020 exchange rates (CER).

●
H1 Comparable RevPAR: Global (52)%. Q2: Global (75)%; Americas (71)%; EMEAA (88)%; Greater China (59)%.

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Net system size growth of 3.2% YoY. In H1, 12k room additions and 12k removals, including 2k relating to a previously flagged portfolio of hotels in Germany. Global estate now 883k rooms, over 5,900 hotels.

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First half signings of 26k rooms (181 hotels). Total pipeline now stands at 288k rooms (1,932 hotels).

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Operating profit from reportable segments down 82% to $74m before System Fund result of $(52)m and operating exceptional items of $(255)m predominantly comprising non-cash impairments to owned and leased hotels and acquired management agreements, together with impairments of trade deposits and receivables.

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On track to reduce Fee Business costs by ~$150m in 2020; targeting around half this level to be sustainable into 2021.

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Q2 free cash flow broadly neutral, resulting from strong cash management; H1 outflow of $66m.

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Total available liquidity of $2.0bn at end of June and end of July.

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July comparable RevPAR expected to be ~(58)%; occupancy levels in comparable open hotels improved to ~45%. 317 hotels or 5% of the estate closed as at end of July; 3% of Americas, 16% of EMEAA and <1% of Greater China.

Keith Barr, Chief Executive Officer, IHG, said:

“Throughout the crisis we have continued to act responsibly, doing all we can to support our hotel colleagues and owners, and create a clean, safe stay experience that we know guests can trust. The teamwork, dedication and care that our colleagues and owners have shown to adapt our approach is central to meeting the evolving needs and expectations of guests, as well as the communities in which we operate. I would like to sincerely thank everyone for ensuring that our purpose of providing True Hospitality shines through, even in the toughest of times.

The impact of Covid-19 on our business has been substantial. Global RevPAR declined by 52% in the first half and was down 75% in the second quarter, when occupancy at comparable hotels fell to 25%. Despite this challenging environment, we delivered an operating profit of $74m. Small but steady improvements in occupancy and RevPAR through the second quarter continued into July, with an expected RevPAR decline of 58%, and occupancy rising to around 45%.

The support we have offered owners, such as fee relief and increased payment flexibility, was well received. Together with other measures we’ve taken to preserve cash, we have maintained substantial liquidity of around $2bn. Our ongoing actions to reduce costs include plans to make around half of the $150m of savings we will achieve this year sustainable into 2021, alongside continued investment in our growth initiatives. However, with limited visibility of the pace and scale of market recovery, we are not proposing an interim dividend.

As has been the case in previous downturns, domestic mainstream travel is proving to be the most resilient. Our weighting in this segment, led by our industry-leading Holiday Inn Brand Family, positions us well as demand returns in our key markets. In the US, our mainstream estate of almost 3,500 hotels is seeing lower levels of RevPAR decline than the industry, and is operating at occupancy levels of over 50%.

Reflecting our long-term growth prospects, and the strength of our brands and owner relationships, we opened more than 90 hotels in the half and strengthened our pipeline with an average of one new signing a day, including almost 100 for our Holiday Inn Brand Family. We have also taken voco, our upscale conversion brand, outside of EMEAA, with initial signings in the US and Greater China.

The impact of this crisis on our industry cannot be underestimated, but we are seeing some very early signs of improvement as restrictions ease and traveller confidence returns. Whilst the near-term outlook remains uncertain and the time period for market recovery is unknown, we are well positioned with preferred brands in the largest markets and segments, a leading loyalty platform and one of the most resilient business models in the industry. This gives us confidence in our ability to meet the needs of our guests and owners, and to emerge strongly when markets recover.”

Our response to Covid-19
IHG has undertaken a rapid and comprehensive response in the immediacy of the Covid-19 crisis. We have taken decisive actions to protect the business and our stakeholders through the worst period of demand in the industry’s history, balanced with ensuring we are positioning IHG to outperform through the recovery, whilst remaining true to our purpose and values. Our response has also benefited from experience and learnings across the breadth of our geographies.

Supporting our stakeholders as a responsible business

Colleagues
● Provided updates to operating procedures, new equipment and training programmes to protect our frontline hotel colleagues and enable them in turn to deliver clean and safe hotels for all our guests.
● Collaborated cross-industry to help colleagues find employment whilst hotels were temporarily closed.
● Launched new internal communications and Staying In Touch forums.
● Supported colleagues with tools and resources to aid flexible and remote working.
● Extended our Employee Assistance Programme to cover mental health and wellbeing, and financial advice.
● Provided a range of additional advice and assistance for those colleagues who have been unfortunately impacted by the need to be furloughed or work reduced hours, or by consultation and reorganisation processes.

Communities
● Worked with governments and organisations around the world, including #FirstRespondersFirst in the US, to provide accommodation to frontline workers, military personnel and vulnerable members of society, with around 430 of our hotels being repurposed at various times during the crisis for these and other essential activities.
● Supported our longstanding True Hospitality for Good charitable partners, including the British Red Cross through its Disaster Relief Alliance membership, CARE International to provide PPE in developing markets, and the China Red Cross.
● Extended our True Hospitality for Good programme to help support foodbanks and food provision charities in more than 70 countries.
● Enabled IHG Rewards Club members to donate loyalty points to be converted into cash donations to our charity partners, including the International Federation of Red Cross and Red Crescent Societies (IFRC).

Guests
● New Covid-19 health and safety operating procedures launched globally in our hotels to create a safer environment for all travellers as well as our frontline hotel colleagues as they deliver True Hospitality each and every day.
● Waived cancellation fees from the onset of the crisis and provided flexible rebooking options.
● Protected the membership status for our IHG Rewards Club loyalty programme members.
● Enhanced and extended our Book Now, Pay Later policies, to further increase guest confidence.
● Invited 1,500 corporate customers globally to Webex briefings to update them on our Covid-19 response.
● Launched our Meet with Confidence offer to provide corporate bookers the greater flexibility they need, together with our enhanced approach to health and safety.
● Guest Satisfaction Index has been net positive through the half, outperforming competitors, with sequential improvement each month.

Owners
● Offered advice and support to help our owners keep their hotels open, including how to flex operations and reduce costs, or how to temporarily close and re-open most efficiently and effectively.
● Coordinated Covid-related demand, such as government repurposing of hotels, with enhancements made to demand driver mapping, rate loading and centralised booking to manage urgent and bespoke needs.
● Rapidly devised new standard operating procedures including IHG’s Way of Clean to enable safe operation.
● Moved quickly to collaborate with governments and secure support for the hospitality industry on our owners’ behalf, and advised on how to access the various government support schemes subsequently made available.
● Our work with governments and collaboration with industry associations is ongoing to advocate for ways to safely encourage a resumption in travel domestically and internationally, and to secure further tax breaks, reliefs, reforms and other travel and hospitality-related incentives.
● Delayed the requirement of owners to undertake renovations, and relaxed brand standards to conserve owner funds.
● Provided fee relief and increased payment flexibility, supporting owners’ ability to continue making payments.
● Offered temporary discounts on our technology fees, as well as significantly reducing payments due into the System Fund to match reductions in marketing and reservations activity undertaken on behalf of owners.
● Our procurement teams, having supported owners initially with sourcing PPE and other emergency supplies, continue to support supplier negotiations to leverage IHG’s scale.
● We continue to assist our owners to develop more efficient operating models, in particular to provide ongoing support to new cleanliness and safety standards, whilst reducing costs in other areas.

Protected our financial position

Cost actions and cash preservation
● Immediate measures taken to reduce costs to protect profitability through reducing salary and incentives, including substantial decreases for Board and Executive committee members, and challenging all areas of discretionary spend.
● More than $50m of Fee Business cost reductions achieved in the half; on track to achieve ~$150m in the full year.
● Similar actions taken across the System Fund, in response to expected lower assessment fee receipts, particularly through reducing marketing spend.
● Cost containment action also taken across our owned, leased and managed lease hotels, contributing to the $130m of overall cost reduction in the half for this estate.
● Gross capital expenditure reduced to ~$85m in the half (H1 2019: $101m); continue to expect ~$150m for 2020, a saving of ~$100m versus 2019.
● Proactive management of working capital, including measures resulting in continued payments being received from our owners, contributing to an overall reduced level of working capital outflow in the half.
● The Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢, preserving ~$150m of cash; an interim dividend in respect of 2020 will also not be paid, with the Board continuing to defer consideration of further dividends until visibility of the pace and scale of market recovery has improved.
● These cost and cash preservation actions resulted in broadly neutral free cash flow in Q2, and limited the first half free cash outflow to $66m (H1 2019: inflow of $141m).
● Cost and cash control measures remain in place. Looking ahead to 2021, plans are in place to make around half of the cost savings sustainable through ongoing control of discretionary spend and a re-balancing of resources to meet expected demand, alongside continued investment in growth initiatives.

Liquidity
● Rapid action taken to strengthen the liquidity position, building on our conservative balance sheet approach and the measures taken to reduce costs and preserve cash.
● Secured covenant waivers to 31 December 2021 for our $1.35bn syndicated and bilateral revolving credit facilities (RCF), which are currently undrawn; the maturity of these was also extended by 18 months to September 2023.
● The waivers introduce a minimum liquidity covenant of $400m, tested at half year and full year.
● Increased total available liquidity through the issue of £600m (~$740m) of commercial paper under the UK Government’s Covid Corporate Financing Facility (CCFF).
● Total available liquidity of $2.0bn at 30 June 2020, similarly maintained at the end of July, provides substantial headroom.

Positioning to outperform during the recovery

Cleanliness, health and safety
● Rapidly moving to prepare for the return of guests, and reflecting the longer-term shift in guest need for reassurance of cleanliness, we launched globally the IHG Clean Promise, using new science-led protocols and redefined service procedures, in partnership with industry-leading experts.
● Our IHG Way of Clean programme has been enhanced to include new training and equipment, increased guest communication and verification procedures to ensure our standards are adhered to.
● Since the launch of the IHG Clean Promise in May, we have seen an over 30% uplift in the number of positive third-party social review comments on cleanliness from guests.

Technology and loyalty developments
● Leveraging our prior investment in the cloud-based Concerto GRS platform which has been implemented across the entire global estate, we have been able to deploy remotely and rapidly further technological developments to support a safe and secure guest experience and reduce unnecessary contact.
● Mobile check-in & check-out has begun to be rolled-out across the entire estate, with over 2,000 hotels configured to date.
● Other mobile-enabled improvements include pilots for in-room dining orders and real-time Pay-With-Points.
● Real-time scorecard metrics, such as analysis of Guest Love measures, RevPAR, financial and operational performance, are now presented live on our Owner Engagement Portals, which will continually evolve to provide our global owner community with specific recommendations for action.
● Optimised our Revenue Management for Hire (RMH) services using machine learning technology, which offers enhanced capabilities to help owners protect pricing and returns during periods of volatile demand.
● IHG Rewards Club participation accounts for around half of guest stays, with enhancements to our loyalty marketing also supporting our most loyal members who showed higher resilience of demand through the second quarter.
● Dynamic pricing for Reward Nights is rolling out globally, with rates now set daily, enabling more than 80% of hotels globally to reduce their points pricing to deliver around 25% more value for guests outside of peak times and leading to increased penetration since launch.

Delivering system growth and leveraging the scale of our brands
IHG in recent years has focused on optimising our portfolio of brands for owners and guests. Our distinct and preferred brands serve what are typically the highest growth segments in the largest markets. In the current environment, where occupancy is recovering slowly and visibility is low, we anticipate that large global players with strong brands, such as IHG, will be positioned to outperform the rest of the market.

Our business is weighted to the Mainstream segment, representing more than 70% of our open rooms. The Upper Midscale segment within Mainstream, which accounts for ~65% of our rooms in the US, has historically recovered faster than other segments in previous economic downturns. Our business is also weighted towards non-urban markets that are less reliant on international inbound travel (~95% of our US business is domestic driven) and less reliant on large group meetings and events. These weightings, and our asset-light model, should provide resilience relative to the wider industry.

The large branded operators have also typically gained share during downturns, due to scale efficiencies and the ability to continue investing in their brands, technology and loyalty programmes. This also includes the potential for increased conversion activity, as well as sustaining a level of development activity, reflecting lenders’ recognition of the strength and value of our brands and system. In addition, we anticipate that the current environment for travellers, with the increased importance of trust in areas such as booking flexibility and cleanliness standards, should favour the leading brands such as IHG.

Whilst Covid-19 has had an understandable impact on development activity in the period and a level of impact may well also continue for some time to come, the longer term trends and IHG’s strong positioning in the market have supported continued opening and signing activity through the first half of the year:

● With 11,882 rooms (91 hotels) opened across the Group in the period, and a continued focus on a high-quality estate leading to planned removals of 12,081 rooms (76 hotels) including 2.1k relating to a previously flagged portfolio of hotels in Germany, net system size growth was broadly flat over the six-month period, and up 3.2% year-on-year.
● Ground breaks continued in every month in each region, and currently around 40% of our global pipeline is under construction which is a similar proportion to a year earlier.
● Signings during the half totalled 26,236 rooms (181 hotels), with 20-40 hotels signed in each month, leading to a closing pipeline of 287,525 rooms (1,932 hotels).
● Of the openings in the period, ~20% were conversions with the balance being new builds. Of the signings, ~25% are conversions.

Mainstream – 5,022 hotels, 639k rooms; ~73% of IHG system
-  Holiday Inn: grew by 12 to 1,246 hotels, with a record performance for first half hotel signings in Greater China.
-  Holiday Inn Express: 2,888 hotels, with 44 openings and 74 signings in the half; the strength of our franchise model in China is also leading to an encouraging number of conversion opportunities.
-  Staybridge Suites & Candlewood Suites: with 12 signings and 18 openings, our extended stay portfolio grew to 726 hotels and saw relative strength and resilience of demand with ~50% occupancy in Q2.
-  avid hotels: since launch in 2017, there have been 222 signings and 14 openings; there were 15 signings and 7 openings in the first half of this year, including the first avid in Mexico, built in just 10 months. The lower cost to build, lean staffing model and attractive operating economics are expected to increasingly appeal to owners in a more constrained economic environment, and equally to guests who look for the basics done exceptionally well at a fair price.
-  Atwell Suites: our new all-suites upper midscale brand is also growing at pace with 19 signings to date since first offered in September 2019, seven of which were in the first half.

Upscale – 587 hotels, 144k rooms; ~16% of IHG system
-  Crowne Plaza: four openings in the half, including two properties in Greater China, taking the total estate to 428.
-  Hotel Indigo: after a record level of signings in 2019, good momentum for the brand has continued, now reaching 121 properties with another 102 in the pipeline to open in the next 3-5 years. Openings included a conversion property in Italy and the brand’s first presence in Japan and Cyprus.
-  voco: has grown to 12 hotels in two years, with the brand’s pipeline of a further 28 hotels taking it to 17 countries in EMEAA. We have now signed the first voco hotels in the Greater China and Americas regions. The voco brand remains ideally positioned for conversion opportunities that may increasingly emerge in a post-Covid environment.
-  HUALUXE: has increased to 11 hotels, with developments in the period including the rebranding to HUALUXE Shanghai Twelve at Hengshan, the opening of the historic HUALUXE Xi’an Tanghua and the signing conversion of Shanghai Changfeng Park.
-  EVEN: the first EVEN Hotel outside of the Americas opened in Greater China at Nanjing Yangtze River, marking the 15th to market of our wellness-focused offering, with almost 30 in the pipeline globally.

Luxury – 309 hotels, 100k rooms; ~11% of IHG system
-  Six Senses Hotels Resorts Spas: two new signings in Italy and Japan, increasing the global pipeline to 27.
-  Regent Hotels & Resorts: four signings since acquisition taking the pipeline to five properties. Recent opening and conversion of the Regent Shanghai Pudong completed in just 45 days, showcasing new brand hallmarks that position Regent in the top tier of luxury. Renovation is underway to rebrand the InterContinental Hong Kong back to Regent.
-  InterContinental Hotels & Resorts: reinforced its position as the largest global luxury hotel brand with eight signings. There are now 210 hotels in 64 countries, and a pipeline of 70 properties. The InterContinental Rome conversion signing marks the return of the brand to Italy, with two other key conversion signings being the prestigious Imperial Mae Ping Hotel in Chiang Mai and one of the most famous hotels in the Pacific, Fiji’s Grand Pacific Hotel in Suva.
-  Kimpton Hotels & Restaurants: increased Kimpton representation by nine, taking the estate to 72, with a global pipeline of 34. The signing of Kimpton Shanghai New Bund is a key step to developing the brand in Greater China. Kimpton Miami Palomar South Beach opened in the period, while other major openings anticipated in the second half of the year include Bangkok and Tokyo.

Continuing our commitments to responsible business
As part of our long-standing commitment to doing business responsibly, we remain focused on ensuring our business recovers in a way that protects the environment and supports communities. This approach is also shaping our long-term Responsible Business strategy and commitments which we will publish in early 2021. Recent actions include:
● Initiated work to reduce our greenhouse gas emissions in line with our Science Based Target; and to implement the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD).
● Joined the ‘Footprint Responsible Business Recovery Forum’, a community of UK operators, brands and suppliers, to lead on responsible recovery through peer learning and collaboration.
● Joined the Council for Sustainable Business COP26 Business Leaders Meeting with our FTSE 100 peers, which encourages the business community to build a more green and resilient economy.
● Signed a joint letter with other business leaders, encouraging the UK government to align its Covid-19 response to the 2030 UN Sustainable Development Goals (SDGs), to drive responsible, sustainable change that tackles future global risks.
● Strengthened our focus on inclusion with the launch of commitments for Black colleagues and communities. Includes doubling the representation of ethnically diverse colleagues in Americas-based corporate leadership roles over next four years; roll-out of mandatory unconscious bias training in the US; developing an inclusion index to track perception of culture and behaviours; and supporting education, employability and empowerment in the community through enhanced partnerships.

Regional performance

Americas
Comparable RevPAR decreased 47.6% (Q2: down 71.2%), driven by occupancy reducing to 41% (Q2: 28%). US RevPAR was down 46.8% for the half, down 69.3% in Q2, with our performance ahead of the industry in the second quarter. The decline in the US second quarter saw the franchised estate, which benefits from a weighting towards domestic demand-driven mainstream hotels, with a lower reliance on large group business and higher distribution in non-urban markets, decline by 66%. This compares to an 86% decline for the US managed estate, which is weighted to luxury and upscale hotels in urban markets. On a segment basis, the RevPAR decline in Q2 was most acute in luxury (down 93%) and upscale (down 83%), whereas the decline in mainstream, which represents 84% of our rooms in the US, declined by 64%.

Reported revenue1 of $262m was down 50% against the comparable period (decreased 49% at CER and underlying2) and reported operating profit1 of $153m decreased 56% (down 55% at CER and underlying2).

Underlying fee business revenue declined by 46% to $226m, whilst underlying fee business operating profit declined by 49% to $163m. The adverse mix impact from a higher proportion of temporary closures in the US managed estate than in the franchised estate, which also led to $5m lower recognition of incentive management fees, was partially offset by progress made towards reducing fee business costs, as well as the benefit of a $4m litigation settlement at one hotel, and the recognition of a $4m payroll tax credit, with a further ~$7m expected to be recognised in H2 2020.

Reported owned, leased and managed lease revenue was down 65% to $36m, with a reported operating loss of $10m compared to $21m profit in the comparable period. The mitigation of renovation-related losses by business interruption insurance at one hotel was more than offset by extended periods of closure and low occupancy across the entire estate, reflecting the greater dependency on international travellers to urban and resort locations.

For July, the comparable RevPAR decline in the Americas region is expected to be ~54%, representing an ~8%pt improvement on the 62% decline for June. Occupancy levels in comparable open hotels improved to ~45%. Given further re-opening progress during the month, the number of hotels that remained closed at the end of July reduced to 133, or ~3% of the Americas estate.

EMEAA
Comparable RevPAR decreased 58.9% (Q2: down 87.6%), driven by occupancy reducing to 34% (Q2: 14%). In the UK, RevPAR was down 59% for the half, with the second quarter decline of 90% particularly impacted by government-mandated hotel closures.

Continental Europe RevPAR was down 67%, with the closures and travel restrictions particularly impacting the second quarter, which was down 96%. Elsewhere, the Middle East was down 46% in the first half, with Australia and Japan down 48% and 64% respectively.

Reported revenue1 of $134m decreased 60% (down 60% at CER) and the reported operating loss1 was $16m, a reduction of $104m on the comparable period. Results include a previously disclosed $1m (H1 2019: $4m) benefit from an individually significant liquidated damages payment.

On an underlying2 basis, revenue decreased 59% to $131m and the operating loss was $20m compared to $81m profit in the comparable period. Underlying fee business revenue was down 63% to $56m, with an operating loss of $4m compared to a $87m profit in the comparable period. The adverse impact from hotel closures and subdued demand across the estate resulted in lower recognition of incentive management fees (down $35m versus the comparable period), which were partially offset by cost reduction measures.

Reported owned, leased and managed lease revenue was down 57% to $77m, whilst the operating loss reported in H1 2019 of $5m increased to a loss of $13m. This portfolio consists of 12 properties in the UK and a further six elsewhere in the region, most of which are only expected to gradually reopen through the third quarter, and once open we expect to experience low occupancies and lower than usual non-room revenues. The operating loss for the period includes the significant cost reduction measures undertaken across the estate, together with rent reductions received; there was also the benefit of a $3m gain from the sale of the lease on Holiday Inn Melbourne Airport for proceeds of $2m.

For July, the comparable RevPAR decline in the EMEAA region is expected to be ~74%, representing an ~11%pt improvement on the 85% decline for June. Occupancy levels in comparable open hotels improved to over 30%. Given further re-opening progress during the month, the number of hotels that remained closed at the end of July reduced to 180, or ~16% of the EMEAA estate.

Greater China
Comparable RevPAR decreased 61.7% (Q2: down 59.2%), in-line with the industry in the second quarter, with occupancy in comparable hotels of 27% (Q2: 32%). In Mainland China, RevPAR was down 59%. Tier 1 cities were down 67% (Q2: down 66%), impacted by their weighting toward international and group events and meetings demand. Tier 2-4 cities which are weighted more towards domestic and mainstream demand performed relatively better with a decline of 55% (Q2: down 50%).

RevPAR in Hong Kong SAR was down 86% for the half, and down 90% in Q2, impacted by the reliance on inbound travel and the uncertainty posed by the political disputes, whilst Macau SAR RevPAR was down 72% for the half.

Reported revenue1 of $18m decreased by 73% (decreased 72% at CER) and the reported operating loss was $5m compared to $36m profit in the comparable period.

On an underlying2 basis, revenue decreased by 72% to $18m, with an operating loss of $5m compared to an operating profit of $35m in the comparable period. The adverse impact from the current trading environment, including lower recognition of incentive management fees (down $23m versus the comparable period), were in part offset by cost reductions across the region.

For July, the comparable RevPAR decline in the Greater China region is expected to be ~36%, representing a ~13%pt improvement on the 49% decline for June. Occupancy levels in comparable open hotels improved to over 50%. Given further re-opening progress during the month, the number of hotels that remained closed at the end of July reduced to just four, or less than 1% of the Greater China estate.

Cash generation and capital allocation

Cash flow
IHG has taken actions to preserve cash as part of protecting our financial position, such that:
● Free cash flow3 was an outflow of $66m, down $207m year-on-year, driven by the adverse impact from hotel closures and subdued demand on trading, partially offset by lower levels of working capital outflow. Free cash flow was broadly neutral in Q2.
● Net capital expenditure3 of $39m (H1 2019: $73m) with $85m gross (H1 2019: $101m). This comprised: $58m maintenance capex and key money; $2m gross recyclable investments; and $25m System Fund capital investments; offset by $18m net disposal proceeds and distributions from associates and joint ventures (up $13m against the comparable period) and $28m System Fund depreciation and amortisation. On track to reduce capex by ~$100m in FY 2020.
● Exceptional cash costs of $30m during the half.
● Net debt of $2,515m, down $150m on the 2019 close, predominantly due to exchange rate movements and the derecognition of lease liabilities from the balance sheet.

Liquidity and financing
IHG has taken steps to strengthen liquidity as part of maintaining a conservative balance sheet and leverage approach, including:
● Amended our existing $1.35bn syndicated and bilateral revolving credit facilities (RCF) to include a waiver of existing covenants until 31 December 20216. The interest cover and leverage ratio covenants have been replaced by a $400m minimum liquidity covenant (defined as unrestricted cash and undrawn facilities with a remaining term of 6 months) which was tested at 30 June 2020, and will be tested again at 31 December 2020 and 30 June 2021.
● Extended the maturity of the RCF for 18 months to September 20237.
● Issued £600m (~$740m) of commercial paper under the UK Government’s Covid Corporate Financing Facility (CCFF), maturing on 16 March 2021.
These steps, together with our cost actions and cash preservation, have maintained our total available liquidity at 30 June 2020 at $2.0bn, comprising $611m of net cash balances8 and the undrawn RCF of $1,350m. At the end of July, total available liquidity was broadly unchanged at $2.0bn. In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements. However, the Group continues to assess its liquidity position, financing options and covenant position, and will take further actions as necessary.

IHG has a staggered bond maturity profile, with the first maturity not due for repayment until November 20229.

Shareholder returns
On 20 March 2020, IHG’s Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share, a payment of which would have resulted in a cash outflow of ~$150m in the first half of 2020.

An interim dividend in respect of 2020 will not be paid. The Board will continue to defer consideration of further dividends until visibility of the pace and scale of market recovery has improved.

Other financial measures

Fee margin
● H1 2020 fee margin10 of 26.1%, a reduction from 54.1% in the comparable period, impacted by the adverse trading conditions which were partially offset by cost reduction measures.
● Net central operating loss of $58m before exceptional items was flat year-on-year (increased $1m CER); a $14m decrease in central revenues, driven by temporary technology fee discounts, was offset by lower central overheads from our previously announced measures to reduce our Fee Business costs.

System Fund
System Fund revenues and costs are recognised on a gross basis with the in-year surplus or deficit recorded in the Group income statement, but excluded from results from reportable segments, underlying results and adjusted EPS, as the Fund is operated for the benefit of the hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund over the longer term.

In H1 2020 we recorded a System Fund income statement deficit of $52m, largely due to lower assessment fees reflecting the level of reduction in hotel revenues and fee reliefs given, partly offset by actions targeted to lower costs such as through a reduction in marketing spend. System Fund expenses included $22m of expected credit losses, of which $16m are considered to be attributable to Covid-19.

Interest
Net financial expenses were $58m. Adjusted3 interest expense of $62m, which adds back interest relating to the System Fund, was $4m lower than in H1 2019 mainly due to lower interest rates in 2020 on interest payable to the System Fund.

Tax
Effective rate5 for H1 2020 was (127)% (H1 2019: 21%), reflecting the recognition of a tax credit of $19m on one-off items, predominantly in connection with adjustments to deferred taxes following an internal group restructuring, UK law change and prior year items. Excluding these one-off items, the effective tax rate would be 45% due to the distortive impact of unrelieved foreign taxes and other non-tax deductible expenses against the low profit base. When considering H2 expected movements, approximately 45% is our best current estimate for the full year 2020 effective tax rate, although forecasting in this area remains challenging given the uncertainties in the near-term outlook.

Exceptional items
Exceptional items predominantly comprise impairment charges, with Covid-19 considered as a trigger for impairment testing for substantially all non-current assets. Cash flow projections used for impairment testing were based on the latest financial forecasts for 2020 and assume that RevPAR recovers to 2019 levels over a five-year period from 2021.

Operating exceptionals total a net charge of $255m, driven by the following items:
● impairment of financial assets, comprising trade deposits and loans ($41m) which are now not expected to be recoverable, together with a related impairment of contract assets ($37m), and trade and other receivables ($22m) to reflect the expected increase in credit losses;
● non-cash impairment of other non-current assets, including property, plant and equipment of owned and leased hotels ($85m), the recoverable amounts of acquired management agreements ($47m) and the net impact on our investment in associates ($21m); these impairments reflect forecasts for individual hotels, with no impairments to goodwill or the value of indefinite-life brands;
● a $22m gain arising from the net effect of the derecognition of right-of-use assets ($49m) and lease liabilities ($71m), resulting from a change in accounting estimate in relation to the UK leased portfolio and two German leases whereby the leases will now be accounted for as fully variable, together with an associated provision for onerous contractual expenditure ($10m).

In addition, a $21m exceptional fair value gain on contingent purchase consideration has been recognised, arising from a reduction in expected future rents payable on the UK leased portfolio.

Foreign exchange
The impact of the movement in average USD exchange rates for H1 2020 against a number of currencies (particularly Sterling, Euro and Renminbi) netted to a $4m negative impact on reported profit4. If the 30 June 2020 spot rate had existed throughout H2 2019, H2 2019 reported profit would have been $3m lower.

A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

1 Comprises the Group’s fee business and owned, leased and managed lease hotels from reportable segments. This excludes exceptional items, System Fund results and hotel cost reimbursements.
2 Results from reportable segments excluding significant liquidated damages and current year acquisitions and disposals at constant H1 2020 exchange rates (CER). Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55-59 of the IHG Annual Report and Form 20-F 2019. The ‘Use of Non-GAAP measures’ section later in the Interim Management Report contains reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
3 Definitions for Non-GAAP measures including free cash flow, net capital expenditure and adjusted interest can be found on pages 55-59 of the IHG Annual Report and Form 20-F 2019. The ‘Use of Non-GAAP measures’ section later in the Interim Management Report contains reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
4 Based on monthly average exchange rates each year.
5 Excludes exceptional items and System Fund results.
6 The RCF has customary covenants in respect of interest cover and leverage ratio, tested at half year and full year on a trailing twelve-month basis. Three tests of these covenants were waived, with the next test occurring on 31 December 2021. The interest cover covenant requires a ratio of EBITDA to net interest payable above 3.5:1 and the leverage ratio requires Net Debt:EBITDA of below 3.5:1 on a “frozen GAAP” basis pre-IFRS 16.
7 The term of the $1.35bn syndicated and bilateral revolving credit facilities (RCF) has been extended to September 2023. The interest margin payable on borrowings under the facility is linked to IHG’s Net Debt:EBITDA ratio. The margin can now vary between LIBOR + 0.90% and LIBOR + 2.75%.
8 Cash and cash equivalents, net of overdrafts and restricted cash.
9 The Group currently has $1,870m of sterling and euro bonds outstanding. The first bond matures in November 2022 (£400m) and subsequent bonds mature in August 2025 (£300m), August 2026 (£350m) and May 2027(€500m). The Group currently has a senior unsecured long-term credit rating of BBB- from Standard and Poor’s. In the event this rating was downgraded below BBB- there would be an additional step up coupon of 125bps payable on the bonds which would result in an additional interest cost of approximately $24m per year.
10 Excludes owned, leased and managed lease hotels, significant liquidated damages and the results of the Group’s captive insurance company.

Appendix 1: RevPAR Movement Summary
Half Year 2020	Q2 2020	Monthly RevPAR
RevPAR	Rate	Occ.	RevPAR	Rate	Occ.	April	May	June
Group	(51.7)%	(12.1)%	(30.6)%pts	(74.7)%	(27.5)%	(47.0)%pts	(81.9)%	(75.6)%	(67.4)%
Americas	(47.6)%	(12.5)%	(27.6)%pts	(71.2)%	(25.9)%	(44.7)%pts	(80.1)%	(72.5)%	(62.0)%
EMEAA	(58.9)%	(13.1)%	(37.6)%pts	(87.6)%	(31.8)%	(61.0)%pts	(89.3)%	(88.5)%	(85.3)%
G. China	(61.7)%	(17.1)%	(31.3)%pts	(59.2)%	(20.6)%	(30.5)%pts	(71.2)%	(57.1)%	(48.6)%
Appendix 2: Comparable RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)
Half Year 2020	Q2 2020
CER	AER	Difference	CER	AER	Difference
Group	(51.7)%	(52.1)%	(0.4)%pts	(74.7)%	(74.9)%	(0.2)%pts
Americas	(47.6)%	(47.8)%	(0.2)%pts	(71.2)%	(71.3)%	(0.1)%pts
EMEAA	(58.9)%	(59.5)%	(0.6)%pts	(87.6)%	(87.9)%	(0.3)%pts
G. China	(61.7)%	(62.8)%	(1.1)%pts	(59.2)%	(60.6)%	(1.3)%pts
Appendix 3: Half Year System & Pipeline Summary (rooms)
System	Pipeline
Openings	Removals	Net	Total	YoY%	Signings	Total
Group	11,882	(12,081)	(199)	883,364	3.2%	26,236	287,525
Americas	4,990	(6,139)	(1,149)	523,498	1.7%	9,148	115,940
EMEAA	2,530	(4,708)	(2,178)	221,192	2.9%	4,372	79,998
G. China	4,362	(1,234)	3,128	138,674	9.9%	12,716	91,587
Appendix 4: Half Year financial headlines
GROUP	REPORTABLE SEGMENTS
Total	Americas	EMEAA	G. China	Central
2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue ($m)
Revenue from reportable segments	488	1,012	262	520	134	338	18	66	74	88
System Fund	385	675	-	-	-	-	-	-	-	-
Hotel Cost Reimbursements	375	593	-	-	-	-	-	-	-	-
Group Revenue	1,248	2,280	262	520	134	338	18	66	74	88

Operating Profit ($m)
Fee Business excluding central overheads	155	452	163	323	(3)	93	(5)	36	-	-
Owned, leased & managed lease	(23)	16	(10)	21	(13)	(5)	-	-	-	-
Central	(58)	(58)	-	-	-	-	-	-	(58)	(58)
Operating (loss)/profit from reportable segments	74	410	153	344	(16)	88	(5)	36	(58)	(58)
System Fund result	(52)	47	-	-	-	-	-	-	-	-
Operating (loss)/profit before exceptionals	22	457	153	344	(16)	88	(5)	36	(58)	(58)
Operating exceptional items	(255)	(15)	(148)	(2)	(99)	(2)	(7)	-	(1)	(11)
Operating (loss)/profit after exceptionals	(233)	442	5	342	(115)	86	(12)	36	(59)	(69)

Appendix 5: Reported operating profit before exceptional items from reportable segments at actual & constant exchange rates
	Total***		Americas		EMEAA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth / (decline)	(82)%	(82)%	(56)%	(55)%	(118)%	(119)%	(114)%	(114)%

Appendix 6: Underlying**** operating profit movement before exceptional items
	Total***	Americas	EMEAA	G. China
Growth / (decline)	(83)%	(55)%	(125)%	(114)%

Exchange rates:	USD:GBP	USD:EUR	* US dollar actual currency
H1 2020	0.79	0.91	** Translated at constant H1 2020 exchange rates
H1 2019	0.77	0.89	*** After central overheads
			**** At CER and excluding: significant liquidated damages, current year disposals, System Fund results and hotel cost reimbursements

Appendix 7: Definitions
CER: constant exchange rates with H1 2020 exchange rates applied to H1 2019.
Comparable RevPAR: revenue per available room for hotels that have traded for all of 2019 and 2020, reported at CER. Comparable RevPAR includes the adverse impact of hotels temporarily closed as a result of Covid-19.
Fee revenue: group revenue from reportable segments excluding owned, leased and managed lease hotels, and significant liquidated damages.
Fee margin: adjusted to exclude owned, leased and managed lease hotels, significant liquidated damages, and the results of the Group’s captive insurance company.
Guest Satisfaction Index (GSI): is an IHG metric that uses third party aggregated social review data to benchmark IHG guest satisfaction performance against that of our competitors.
Reportable segments: group results excluding System Fund results, hotel cost reimbursements and exceptional items.
Significant liquidated damages: $1m in H1 2020 ($1m in EMEAA fee business); $4m in H1 2019 ($4m in EMEAA fee business).
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2019 or 2020, reported at CER.
Adjusted Interest: adds back interest relating to the System Fund.

For further information, please contact:
Investor Relations (Stuart Ford, Matthew Kay, Rakesh Patel):	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham):	+44 (0)1895 512 097	+44 (0)7527 424 046

Presentation for Analysts and Shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9.30am (London time) on 11 August 2020 on the web address:

https://www.investis-live.com/ihg/5f17013527577e10000ac663/jefs

For those wishing to ask questions, please use the dial-in details below which will have a Q&A facility:
UK Local:                                       0203 936 2999
UK:                                                 0800 640 6441
US:                                                 +1 646 664 1960
                                                       +1 855 9796 654
International dial-in:                      +44 20 3936 2999
Passcode:                                       84 25 69

The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future: www.ihgplc.com/en/investors/results-and-presentations

A replay will also be available following the event using the following details:
UK:                                                0203 936 3001
US:                                               +1 845 709 8569
International dial-in:                    +44 (0) 203 936 3001
Passcode:                                     72 23 89

Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 11 August. The web address is www.ihgplc.com/en/investors/results-and-presentations.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 883,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report provides a commentary on the performance of InterContinental Hotels Group PLC
(the Group or IHG) for the six months ended 30 June 2020.

GROUP PERFORMANCE
	6 months ended 30 June
Group results
	2020	2019	%
	$m	$m	change
Revenuea
Americas	262	520	(49.6)
EMEAA	134	338	(60.4)
Greater China	18	66	(72.7)
Central	74	88	(15.9)
	____	____	____
Revenue from reportable segments	488	1,012	(51.8)

System Fund revenues	385	675	(43.0)
Reimbursement of costs	375	593	(36.8)
	____	____	____
Total revenue	1,248	2,280	(45.3)
	____	____	____
Operating profita
Americas	153	344	(55.5)
EMEAA	(16)	88	(118.2)
Greater China	(5)	36	(113.9)
Central	(58)	(58)	-
	____	____	____
Operating profit from reportable segments	74	410	(82.0)
System Fund result	(52)	47	(210.6)
	____	____	____
Operating profit before exceptional items	22	457	(95.2)
Operating exceptional items	(255)	(15)	1,600.0
	____	____	____
Operating (loss)/profit	(233)	442	(152.7)
Net financial expenses	(58)	(57)	1.8
Fair value gains/(losses) on contingent purchase consideration	16	(10)	(260.0)
	____	____	____
(Loss)/profit before tax	(275)	375	(173.3)
	____	____	____
(Loss)/earnings per ordinary share
Basic	(115.4)¢	167.2¢	(169.0)
Adjustedb	14.3¢	148.6¢	(90.4)

Average US dollar to sterling exchange rate	$1: £0.79	$1: £0.77

Group results

Covid-19 significantly impacted IHG’s financial performance in the first half of 2020, resulting in significant RevPAR declines in China from February, followed by large declines across EMEAA and then the Americas from March, as governments across the globe imposed significant and wide-reaching restrictions on mobility between and within countries. The peak impact was witnessed in the month of April as ‘lockdowns’ or ‘shelter-in-place’ orders were in place throughout much of the US and Europe, across which 79% of IHG’s hotels are located, resulting in closure of ~15% of the global estate by the end of April. Performance steadily improved through the second quarter, driven by increases in domestic travel demand in countries that have lifted restrictions, including the US, where our performance has been ahead of the industry through the initial stages of the recovery.

At the end of June, the number of hotels remaining temporarily closed had reduced to ~10% of our global estate. Overall, Group comparable RevPARc declined 25% in the first quarter, 75% in the second quarter, and 52% in the first half, all compared to the prior year.

During the six months ended 30 June 2020, total revenue decreased by $1,032m (45.3%) to $1,248m, whilst revenue from reportable segmentsa decreased by $524m (51.8%) to $488m, due to the impacts of Covid-19 on both fee revenue and revenues from owned, leased and managed lease hotels, only partially offset by growth in IHG’s System size which increased year-on-year by 3.2%.

Operating profit decreased by $675m (152.7%) to a loss of $(233)m and profit before tax decreased by $650m (173.3%) to a loss of $(275)m, driven predominantly by materially lower fee revenues, as well as losses in the owned, leased and managed lease estate, coupled with a $99m movement in System Fund contribution to a $(52)m deficit and a $240m net increase in operating exceptional charges. These reductions in revenue and increase in charges were partially offset by rapid and decisive action by management to mitigate against the scale and speed of trading disruption through limiting discretionary spend, reducing salaries and incentives, and other targeted cost reductions. The $255m operating exceptional charge was driven principally by $195m of non-cash impairment charges including $47m in relation to acquired management agreements and $85m recognised in relation to property, plant and equipment of owned and leased hotel assets. Additionally, a $63m impairment was recognised in relation to trade deposits and receivables, see Other Financial Information for further detail.

Operating profit from reportable segmentsa decreased by $336m (82.0%) to $74m.

Underlyingd revenue and underlyingd operating profit decreased by $505m (51.0%) and $331m (82.5%), respectively.

Basic earnings per ordinary share decreased by 169.0% to a loss per ordinary share of (115.4)¢, whilst adjusted earnings per ordinary shareb decreased by 90.4% to 14.3¢.

In the six months ended 30 June 2020, IHG opened 11,882 rooms (91 hotels) and a continued focus on a high-quality estate led to planned removals of 12,081 rooms (76 hotels), including 2.1k relating to a previously flagged portfolio of hotels in Germany, resulting in a closing global estate of 883,364 rooms (5,918 hotels).

In the six months ended 30 June 2020, IHG signed 26,236 rooms (181 hotels), leading to a closing pipeline of 287,525 rooms (1,932 hotels).

a Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.
b Adjusted earnings per ordinary share for 2019 has been restated for consistency with the 2019 Annual Report and Form 20-F to exclude the change in fair value of contingent purchase consideration.
c Comparable RevPAR includes the adverse impact of hotels temporarily closed as a result of Covid-19.
d Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55-59 of the IHG Annual Report and Form 20-F 2019. The ‘Use of Non-GAAP measures’ section later in the
  Interim Management Report contains reconciliations of these measures to the most directly comparable line items with the Group Financial Statements.

	Hotels		Rooms

Global hotel and room count		Change over		Change over
	2020	2019	2020	2019
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	15	(3)	1,083	(365)
Regent	7	1	2,190	187
InterContinental	210	(2)	70,812	(169)
Kimpton	72	6	13,303	257
HUALUXE	11	2	3,263	553
Crowne Plaza	428	(3)	119,672	(910)
Hotel Indigo	121	3	14,781	207
EVEN Hotels	15	2	2,208	259
voco	12	-	4,293	-
Holiday Inn1	1,274	(10)	237,361	(2,533)
Holiday Inn Express	2,888	13	300,846	1,612
avid hotels	14	7	1,259	624
Staybridge Suites	311	11	33,992	1,359
Candlewood Suites	415	5	38,710	378
Other	125	(17)	39,591	(1,658)
	____	____	______	_____
Total	5,918	15	883,364	(199)
	____	____	______	_____
Analysed by ownership type
Franchised	4,887	17	614,478	(496)
Managed	1,006	(1)	262,762	509
Owned, leased and managed lease	25	(1)	6,124	(212)
	____	____	______	_____
Total	5,918	15	883,364	(199)
	____	____	______	_____

1 Includes 47 Holiday Inn Resort properties (11,721 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms). (2019: 46 Holiday Inn Resort properties (11,502 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms)).

	Hotels		Rooms

Global Pipeline		Change over		Change over
	2020	2019	2020	2019
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	27	2	1,922	152
Regent	5	-	1,141	197
InterContinental	70	5	18,425	1,407
Kimpton	34	1	6,839	636
HUALUXE	23	1	6,487	307
Crowne Plaza	91	3	25,091	585
Hotel Indigo	102	1	15,449	301
EVEN Hotels	29	3	4,681	339
voco1	21	4	6,752	532
Holiday Inn2	278	3	53,758	849
Holiday Inn Express	755	1	95,941	67
avid hotels	208	1	19,097	29
Staybridge Suites	168	(14)	19,050	(1,684)
Candlewood Suites	83	(8)	7,471	(715)
Atwell Suites	17	7	1,667	667
Other	21	4	3,754	813
	____	____	______	_____
Total	1,932	14	287,525	4,482
	____	____	______	_____
Analysed by ownership type
Franchised	1,420	9	169,874	3,233
Managed	511	5	117,496	1,249
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	1,932	14	287,525	4,482
	____	____	______	_____

1 Does not include three open and one pipeline hotel that will be re-branded to voco.
2 Includes 29 Holiday Inn Resort properties (6,273 rooms) and 1 Holiday Inn Club Vacations properties (105 rooms). (2019: 29 Holiday Inn Resort properties (6,335 rooms) and 1 Holiday Inn Club Vacations properties (110 rooms)).

AMERICAS	6 months ended 30 June
Americas Results
	2020	2019	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	226	418	(45.9)
Owned, leased and managed lease	36	102	(64.7)
	____	____	____
Total	262	520	(49.6)
	____	____	____
Operating profit from the reportable segmenta
Fee business	163	323	(49.5)
Owned, leased and managed lease	(10)	21	(147.6)
	____	____	____
	153	344	(55.5)
Operating exceptional items	(148)	(2)	7300.0
	____	____	____
Operating profit	5	342	(98.5)
	____	____	____

Americas Comparable RevPARb movement on previous year	6 months ended 30 June 2020
Fee business
InterContinental	(60)%
Kimpton	(63)%
Crowne Plaza	(56)%
Hotel Indigo	(56)%
EVEN Hotels	(62)%
Holiday Inn	(51)%
Holiday Inn Express	(44)%
Staybridge Suites	(38)%
Candlewood Suites	(28)%
All brands	(48)%

Owned, leased and managed lease
EVEN Hotels	(55)%
Holiday Inn	(51)%
All brands	(52)%

Americas results

Following solid trading in the first two months of 2020, Covid-19 rapidly impacted the Americas region from March leading to sharp declines in RevPAR across the region. Occupancy levels dropped to historic lows in April, as social distancing measures and travel restrictions came into effect across the region, with ~10% of hotels closed by the end of April. In the US where 66% of the Group’s hotels are located, occupancyb was ~20% at the lowest point with ~10% of hotels temporarily closed.

By the end of June, the majority of hotels had reopened with just ~3% of US hotels closed. The recovery has been led by the US franchised estate, which benefits from a weighting towards domestic demand-driven mainstream hotels, with a lower reliance on large group business and higher distribution in non-urban markets. Comparable RevPARb in the Americas declined 48% in the first half of 2020, declining 19% in the first quarter and 71% in the second quarter. In the US the RevPAR decline has reduced steadily through the second quarter and by June occupancyb was ~42%.

Revenue from the reportable segmenta decreased by $258m (49.6%) to $262m, due to the impacts of Covid-19, only very partially offset by 1.7% net rooms growth. Operating profit decreased by $337m (98.5%) to $5m, driven by the reduction in revenue and a $146m net increase in operating exceptional charges, partially offset by cost savings introduced through the second quarter. Operating profit from the reportable segmenta decreased by $191m (55.5%) to $153m. On an underlyingc basis, revenue decreased by $256m (49.4%), whilst underlyingc operating profit decreased by $189m (55.3%).

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenuec decreased by $192m (45.9%) to $226m, driven by the significant impact of Covid-19 from March onwards on RevPAR and consequently fee revenues, and was also partly impacted by adverse foreign exchanged ($2m), whilst fee business operating profit decreased by $160m (49.5%) to $163m, also partly impacted by adverse foreign exchanged ($2m). Planned cost savings commenced in the second quarter which partially offset the decline in fee income. Fee business operating profit also benefited from a $4m litigation settlement relating to one hotel, and the recognition of a $4m payroll tax credit.

Owned, leased and managed lease revenuec decreased by $66m (64.7%) to $36m, as the majority of hotels were closed during much of the second quarter, whilst owned, leased and managed lease operating profitc decreased by $31m (147.6%) to a loss of $(10)m, driven by the impact of lower occupancy and closures, partially offset by the implementation of cost savings and the benefit of $4m business interruption insurance at one hotel. There was no material impact of foreign exchanged on either revenue or operating profit.

a Americas reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.
c Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55-59 of the IHG Annual Report and Form 20-F 2019. The ‘Use of Non-GAAP measures’ section later in the
  Interim Management Report contains reconciliations of these measures to the most directly comparable line items with the Group Financial Statements.
d The impact of movements between the previous year’s actual exchange rates and average rates in 2020.

	Hotels		Rooms

Americas hotel and room count		Change over		Change over
	2020	2019	2020	2019
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	50	(1)	17,769	(127)
Kimpton	65	4	11,858	(139)
Crowne Plaza	147	(2)	39,350	(525)
Hotel Indigo	64	-	8,274	7
EVEN Hotels	14	1	2,036	87
Holiday Inn1	774	(9)	133,458	(1,828)
Holiday Inn Express	2,379	11	216,154	1,161
avid hotels	14	7	1,259	624
Staybridge Suites	294	11	31,416	1,172
Candlewood Suites	415	5	38,710	378
Other	101	(17)	23,214	(1,959)
	____	____	______	_____
Total	4,317	10	523,498	(1,149)
	____	____	______	_____
Analysed by ownership type
Franchised	4,025	17	465,249	(16)
Managed	285	(7)	56,032	(1,128)
Owned, leased and managed lease	7	-	2,217	(5)
	____	____	______	_____
Total	4,317	10	523,498	(1,149)
	____	____	______	_____

1 Includes 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms). (2019: 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms)).

	Hotels		Rooms

Americas Pipeline		Change over		Change over
	2020	2019	2020	2019
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	5	-	422	-
InterContinental	8	1	1,895	346
Kimpton	21	-	3,593	134
Crowne Plaza	6	1	1,250	157
Hotel Indigo	36	(1)	4,923	(249)
EVEN Hotels	17	2	2,096	230
voco	1	1	50	50
Holiday Inn1	97	(1)	12,585	79
Holiday Inn Express	441	(7)	42,615	(488)
avid hotels	207	1	18,882	29
Staybridge Suites	149	(13)	15,512	(1,362)
Candlewood Suites	83	(8)	7,471	(715)
Atwell Suites	17	7	1,667	667
Other	18	2	2,979	200
	____	____	______	_____
Total	1,106	(15)	115,940	(922)
	____	____	______	_____
Analysed by ownership type
Franchised	1,061	(16)	108,799	(1,187)
Managed	45	1	7,141	265
	____	____	______	_____
Total	1,106	(15)	115,940	(922)
	____	____	______	_____

1 Includes three Holiday Inn Resort properties (490 rooms) and one Holiday Inn Club Vacations property (105 rooms). (2019: three Holiday Inn Resort properties (490 rooms) and one Holiday Inn Club Vacations property (110 rooms)).

EMEAA

	6 months ended 30 June
EMEAA results
	2020	2019	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	57	158	(63.9)
Owned, leased and managed lease	77	180	(57.2)
	____	____	____
Total	134	338	(60.4)
	____	____	____
Operating (loss)/profit from the reportable segmenta
Fee business	(3)	93	(103.2)
Owned, leased and managed lease	(13)	(5)	160.0
	____	____	____
	(16)	88	(118.2)
Operating exceptional items	(99)	(2)	4,850.0
	____	____	____
Operating (loss)/profit	(115)	86	(233.7)
	____	____	____

EMEAA comparable RevPARb movement on previous year	6 months ended 30 June 2020
Fee business
InterContinental	(59)%
Crowne Plaza	(59)%
Hotel Indigo	(65)%
Holiday Inn	(58)%
Holiday Inn Express	(60)%
Staybridge Suites	(46)%
All brands	(59)%

Owned, leased and managed leases
InterContinental	(59)%
All brands	(64)%

EMEAA results

Covid-19 impacted EMEAA from the second half of February onwards as government mandated international and domestic travel restrictions progressed across the region, culminating in ~50% of IHG’s hotels in the region being closed by April, with occupancyb dropping to ~11% in the month. Comparable RevPARb declined 26% in the first quarter, 88% in the second quarter, and 59% overall in the first half. By the end of June ~70% of hotels were open, with returning business driven largely by domestic travel.

Revenue from the reportable segmenta decreased by $204m (60.4%) to $134m as Covid-19 resulted in a significant reduction in fees as well as temporary closure of many owned, leased and managed lease hotels, only partially offset by 2.9% net rooms growth. Operating profit decreased by $201m (233.7%) to an operating loss of $115m, driven by the reduction in revenue and a $97m net increase in operating exceptional charges, partially offset by planned cost savings introduced through the second quarter. Operating profit from the reportable segmenta decreased by $104m (118.2%) to a loss of $(16)m. On an underlyingc basis, revenue decreased by $190m (59.2%) and underlyingc operating profit decreased by $101m (124.7%).

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenuec decreased by $101m (63.9%) to $57m, driven by the significant impact of Covid-19 on RevPAR and consequently fee revenues, and was also partly impacted by adverse foreign exchanged ($3m). Fee business operating profitc decreased by $96m (103.2%) to a loss of $(3)m, driven by lower fee revenue including incentive management fees, partially offset by cost savings commencing in the second quarter, and partly impacted by adverse foreign exchanged ($2m).

Owned, leased and managed lease revenuec decreased by $103m (57.2%) to $77m, as occupancy dropped rapidly through March and the majority of hotels were closed during the second quarter, including all of the UK managed lease estate. Foreign exchanged also had an adverse impact on revenues ($4m). Owned, leased and managed lease operating lossc increased by $8m (160.0%) to a loss of $(13)m, (foreign exchanged impact $nil), driven by the impact of lower occupancy and closures, partially offset by the implementation of cost reduction measures undertaken across the estate, together with rent reductions received; there was also the benefit of a $3m gain from the sale of the Holiday Inn Melbourne Airport.

a EMEAA reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.
c Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55-59 of the IHG Annual Report and Form 20-F 2019. The ‘Use of Non-GAAP measures’ section later in the
  Interim Management Report contains reconciliations of these measures to the most directly comparable line items with the Group Financial Statements.
d The impact of movements between the previous year’s actual exchange rates and average rates in 2020.

	Hotels		Rooms

EMEAA hotel and room count		Change over		Change over
	2020	2019	2020	2019
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	14	(3)	961	(365)
Regent	3	-	771	-
InterContinental	111	(2)	33,030	(485)
Kimpton	6	2	1,316	396
Crowne Plaza	184	(2)	45,851	(560)
Hotel Indigo	44	3	4,639	200
voco	12	-	4,293	-
Holiday Inn1	393	(1)	73,552	120
Holiday Inn Express	315	(9)	45,053	(1,401)
Staybridge Suites	17	-	2,576	187
Other	14	(1)	9,150	(270)
	____	____	______	_____
Total	1,113	(13)	221,192	(2,178)
	____	____	______	_____
Analysed by ownership type
Franchised	762	(11)	124,258	(2,197)
Managed	333	(1)	93,027	226
Owned, leased and managed lease	18	(1)	3,907	(207)
	____	____	______	_____
Total	1,113	(13)	221,192	(2,178)
	____	____	______	_____

1 Includes 17 Holiday Inn Resort properties (3,604 rooms). (2019: 17 Holiday Inn Resort properties (3,604 rooms)).

	Hotels		Rooms

EMEAA Pipeline		Change over		Change over
	2020	2019	2020	2019
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	19	2	1,331	152
Regent	4	-	861	197
InterContinental	33	2	8,166	659
Kimpton	7	-	1,592	345
Crowne Plaza	34	(1)	9,102	(313)
Hotel Indigo	38	(2)	5,596	(56)
voco1	18	1	6,257	37
Holiday Inn2	114	(5)	24,929	(1,007)
Holiday Inn Express	105	(7)	17,636	(1,413)
avid hotels	1	-	215	-
Staybridge Suites	19	(1)	3,538	(322)
Other	3	2	775	613
	____	____	______	_____
Total	395	(9)	79,998	(1,108)
	____	____	______	_____
Analysed by ownership type
Franchised	159	(6)	26,624	(707)
Managed	235	(3)	53,219	(401)
Owned, leased and managed lease	1	-	155	-
	____	____	______	____
Total	395	(9)	79,998	(1,108)
	____	____	______	_____

1 Does not include three open and one pipeline hotel that will be re-branded to voco.
2 Includes 16 Holiday Inn Resort properties (3,218 rooms). (2019: 18 Holiday Inn Resort properties (3,662 rooms)).

GREATER CHINA

	6 months ended 30 June

Greater China results	2020	2019	%
	$m	$m	Change

Revenue from the reportable segmenta
Fee business	18	66	(72.7)
	____	____	____
Total	18	66	(72.7)
	____	____	____
Operating (loss)/profit from the reportable segmenta
Fee business	(5)	36	(113.9)
	____	____	____
	(5)	36	(113.9)
Operating exceptional items	(7)	-	-
	____	____	____
Operating (loss)/profit	(12)	36	(133.3)
	____	____	____

Greater China comparable RevPARb movement on previous year	6 months ended 30 June 2020
Fee business
InterContinental	(61)%
HUALUXE	(45)%
Crowne Plaza	(61)%
Hotel Indigo	(65)%
Holiday Inn	(65)%
Holiday Inn Express	(60)%
All brands	(62)%

Greater China results

Covid-19 impacted Greater China earliest as government measures were introduced rapidly from the end of January to contain the spread of the virus. At the lockdown period trough, 40% of the region’s hotels were temporarily closed whilst occupancyb dropped to single digits. Comparable RevPARb declined by 89% in February at the lowest point, 64% in the first quarter, 59% in the second quarter and by 62% over the first half of 2020 as travel restrictions slowly began to ease. June comparable RevPARb declined by 49%, and by the end of June only 1% of hotels remained closed, with demand recovery being driven predominantly by domestic business. Hong Kong SAR continued to be impacted by uncertainty posed by political disputes, as well as by Covid-19.

Revenue from the reportable segmenta decreased by $48m (72.7%) to $18m, driven by the impact of Covid-19 on fee revenues, partially offset by 9.9% net rooms growth. Operating profit decreased by $48m (133.3%) to an operating loss of $(12)m as revenue reductions, including lower incentive management fees, and a $7m net increase in operating exceptional charges were partially offset by planned cost savings. Operating profit from the reportable segmenta decreased by $41m (113.9%) to a loss of $(5)m. Underlyingc revenue decreased by $46m (71.9%) and underlyingc operating profit decreased by $40m (114.3%) to a loss of $(5)m.

a Greater China reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.
c Definitions for Non-GAAP revenue and operating profit measures can be found on pages 55-59 of the IHG Annual Report and Form 20-F 2019. The ‘Use of Non-GAAP measures’ section later in the
  Interim Management Report contains reconciliations of these measures to the most directly comparable line items with the Group Financial Statements.

	Hotels		Rooms

Greater China hotel and room count		Change over		Change over
	2020	2019	2020	2019
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	-	122	-
Regent	4	1	1,419	187
InterContinental	49	1	20,013	443
Kimpton	1	-	129	-
HUALUXE	11	2	3,263	553
Crowne Plaza	97	1	34,471	175
Hotel Indigo	13	-	1,868	-
EVEN Hotels	1	1	172	172
Holiday Inn1	107	-	30,351	(825)
Holiday Inn Express	194	11	39,639	1,852
Other	10	1	7,227	571
	____	____	______	_____
Total	488	18	138,674	3,128
	____	____	______	_____
Analysed by ownership type
Franchised	100	11	24,971	1,717
Managed	388	7	113,703	1,411
	____	____	______	_____
Total	488	18	138,674	3,128
	____	____	______	_____

1 Includes eight Holiday Inn Resort properties (2,114 rooms)). (2019: seven Holiday Inn Resort properties (1,895 rooms)).
	Hotels		Rooms

Greater China Pipeline		Change over		Change over
	2020	2019	2020	2019
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	3	-	169	-
Regent	1	-	280	-
InterContinental	29	2	8,364	402
Kimpton	6	1	1,654	157
HUALUXE	23	1	6,487	307
Crowne Plaza	51	3	14,739	741
Hotel Indigo	28	4	4,930	606
EVEN Hotels	12	1	2,585	109
voco	2	2	445	445
Holiday Inn1	67	9	16,244	1,777
Holiday Inn Express	209	15	35,690	1,968
	____	____	______	_____
Total	431	38	91,587	6,512
	____	____	______	_____
Analysed by ownership type
Franchised	200	31	34,451	5,127
Managed	231	7	57,136	1,385
	____	____	______	_____
Total	431	38	91,587	6,512
	____	____	______	_____

1 Includes 10 Holiday Inn Resort properties (2,565 rooms). (2019: eight Holiday Inn Resort properties (2,183 rooms)).

CENTRAL
	6 months ended 30 June

	2020	2019	%
Central results	$m	$m	change

Revenue	74	88	(15.9)
Gross costs	(132)	(146)	(9.6)
	____	____	____
	(58)	(58)	-
Operating exceptional items	(1)	(11)	(90.9)
	____	____	____
Operating loss	(59)	(69)	(14.5)
	____	____	____

Central results
The net operating loss decreased by $10m (14.5%), driven by a $10m (90.9%) net decrease in operating exceptional charges. Central revenue, which mainly comprises technology fee income, decreased by $14m (15.9%) to $74m, driven by the impacts of Covid-19 and temporary fee discounts on technology fees, along with adverse impacts on other revenues such as training fees, due to social distancing measures impacting normal levels of activity. Revenue was also partly impacted by adverse foreign exchangea ($1m).

Gross costs decreased by $14m (9.6%), driven by planned cost savings introduced through the second quarter. Gross costs also partly benefited from the impact of foreign exchangea ($2m).

The net operating loss before exceptional items remained flat at $58m, partly benefiting from the impact of foreign exchangea ($1m).

a The impact of movements between the previous year’s actual exchange rates and average rates in 2020.

OTHER FINANCIAL INFORMATION

System Fund
The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems, and hotel loyalty programme, IHG Rewards Club. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

In the six months ended 30 June 2020, System Fund revenue decreased by $290m (43.0%) to $385m, largely due to lower assessment fees reflecting the level of reduction in hotel revenues resulting from Covid-19, as well as fee reliefs given, and lower loyalty revenue due to lower redemption activity. A System Fund income statement deficit of $52m was recorded over the same period, resulting from lower revenues, partly offset by actions targeted to lower costs including a reduction in marketing spend. System Fund expenses included $22m of expected credit losses on trade and other receivables, of which $16m are considered to be attributable to Covid-19.

Reimbursement of costs
In the six months ended 30 June 2020, reimbursable revenue decreased by $218m (36.8%) to $375m. The reduction reflects the significant impact from Covid-19 on our hotels including hotel closures and staff furloughs, meaning the overall scale of reimbursements fell.

Cost reimbursements revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses has no impact on either our operating profit or net income.

Exceptional items
Pre-tax exceptional items are treated as exceptional by reason of their size, nature or incidence and are excluded from the calculation of adjusted earnings per ordinary share as well as other Non-GAAP measures (see Use of Non-GAAP measures) in order to provide a more meaningful comparison of performance and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and restructuring costs.

Pre-tax exceptional items totalled a net charge of $234m (2019: $15m charge) and includes:

-
$22m net gain relating to derecognition of lease assets and liabilities;
-
$10m provision for onerous contractual expenditure relating to the UK portfolio;
-
$4m reorganisation costs (2019: $10m);
-
$3m acquisition and integration costs primarily due to the Six Senses acquisition (2019: $5m);
-
$2m provision for guarantees of third-party debt;
-
$63m impairment of financial assets;
-
$195m impairment charges of non-current assets; and
-
$21m fair value gain on contingent purchase consideration relating to the UK portfolio.

Derecognition of lease assets and liabilities
Relates to the UK portfolio lease and two German hotel leases. The estimate of the fixed element of the leases has been reassessed as there is no floor to the rent reductions applicable under these leases, and the circumstances in which no rent would be payable are no longer considered to be remote. The lease liabilities and right-of-use assets associated with these leases have therefore been derecognised, as they are now considered to be fully variable.

Provision for onerous contractual expenditure
Under the terms of the UK portfolio leases, the Group is committed to certain items of contractual expenditure. A provision has been recognised to the extent the costs of the remaining contractual expenditure exceed the future economic benefits expected to be received under the leases.

Reorganisation costs
In 2020, relates to reorganisation costs in respect of the UK portfolio. In 2019, the $10m charge related to a comprehensive efficiency programme to fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme was completed in 2019 and no further restructuring costs related to this programme were incurred in 2020. An additional $13m was charged to the System Fund in 2019.

Impairment
Impairment of financial assets comprises $22m in relation to trade and other receivables and $41m in relation to trade deposits and loans.

Impairment of trade deposits and loans primarily relates to a deposit of $66m made to a hotel owner in connection with a portfolio of management agreements. The deposit, which was held at a discounted value of $33m, is no longer expected to be recoverable and was impaired in full. The difference between the deposit value and discounted value ($33m) is recorded as a contract asset which was also fully impaired.

Other impairment charges of $195m include $85m relating to property, plant and equipment (of which $50m relates to the UK portfolio and $35m to owned properties in the Americas region), $47m relating to management agreements, $37m relating to contract assets (including $33m relating to the portfolio deposit – see above), $21m relating to investments in associates (net of a $13m fair value gain on a put option relating to the Barclay associate) and $5m relating to right-of-use assets.

The impact of the impairment arising on the UK portfolio is partially offset by the fair value gain of $21m on contingent purchase consideration. See note 9 to the financial statements for a summary of exceptional items relating to the UK portfolio.

Net financial expenses
Net financial expenses increased by $1m to $58m and adjusted interest (see Use of Non-GAAP measures) decreased by $4m to $62m. The decrease in adjusted interest is primarily due to the impact of lower interest rates in 2020 on interest payable to the System Fund.

Financial expenses included $31m (2019: $32m) of interest costs on the public bonds, which are fixed rate debt. Interest expense on lease liabilities was $19m (2019: $20m).

Fair value gains / losses on contingent purchase consideration
Contingent purchase consideration arose on the acquisitions of Regent, the UK portfolio and Six Senses. The net gain of $16m (2019: loss of $10m) comprises an exceptional gain of $21m in respect of the UK portfolio (see Impairment above), offset by a loss of $5m in respect of Regent driven by a reduction in US corporate bond rates. The total contingent purchase consideration liability at 30 June 2020 is $76m.

Taxation
The interim effective rate of tax, excluding the impact of exceptional items and System Fund, has been calculated at -127%. Within H1, the Group recognised a tax credit of $19m on one-off items, predominantly in connection with adjustments to deferred taxes following an internal group restructuring, UK law change and prior year items.  Excluding these one-off items, the effective tax rate would be 45%. This adjusted rate is higher than the UK statutory corporation tax rate of 19% due to higher taxed overseas profits (particularly in the US) and a distortive impact of unrelieved foreign taxes and other non-tax deductible expenses due to the low profit base.

Taxation within exceptional items totalled a credit of $51m representing deferred tax impacts on the accounting exceptional items.

Net tax paid in the six months ended 30 June 2020 totalled $3m, consisting of payments of $27m and refunds in respect of prior year periods of $24m.  As a result of the Covid-19 pandemic, many jurisdictions have enacted temporary legislation that has deferred the due date of corporate income taxes.  Absent this legislation, additional taxes of $10m would have been due for payment in H1, all of which are now due in H2 2020.

Dividends
On 20 March 2020, the Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share (~$150m). An interim dividend in respect of 2020 will not be paid. The Board will continue to defer consideration of further dividends until visibility of the pace and scale of market recovery has improved.

Sources of liquidity
During the six months ended 30 June 2020, there was a net cash outflow of $14m from operating activities (2019: $194m inflow). Net cash outflows from investing activities totalled $41m (2019: $378m including $295m relating to acquisitions). Net cash generated from financing activities totalled $593m, which included $738m relating to the issuance of commercial paper under the Bank of England’s Corporate Covid Financing Facility (CCFF) (2019: outflow $299m including $649m of dividends).

Free cash flowa during the six months ended 30 June 2020 was a $66m outflow (2019: $141m inflow). Gross capital expenditurea was $85m (2019: $101m) and net capital expenditurea was $39m (2019: $73m).

Net debt at 30 June 2020 was $2,515m ($2,665m at 31 December 2019) and included $568m in respect of lease liabilities ($680m at 31 December 2019). Net debt decreased by $150m, of which $112m was due to a decrease in lease liabilities.

The Group currently has $1,870m of sterling and euro bonds outstanding. The first bond matures in November 2022 (£400m) and subsequent bonds mature in August 2025 (£300m), August 2026 (£350m) and May 2027 (€500m).

The Group is further financed by a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility), both of which mature in September 2023. The facilities were undrawn at 30 June 2020 (31 December 2019: $125m drawn). The Syndicated and Bilateral Facilities contain the same terms and two financial covenants; interest cover; and net debt divided by operating profit before exceptional items, depreciation and amortisation and System Fund revenue and expenses. In April 2020 the Group amended these facilities to include a waiver of existing covenants until December 2021. The amendment introduced a minimum liquidity covenant of $400m, tested at 30 June 2020, 31 December 2020 and 30 June 2021.

In April 2020, the Group issued £600m of commercial paper under the CCFF. The issuance matures on 16 March 2021.

As at 30 June 2020 the Group had total liquidity of $1,961m, comprising $1,350m of undrawn bank facilities and $611m of cash and cash equivalents (net of overdrafts and restricted cash).

In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements. However, the Group continues to assess its liquidity position, financing options and covenant position and will take further actions as necessary.

The Group had net liabilities of $1,604m at 30 June 2020 ($1,465m at 31 December 2019) reflecting that its internally generated brands are not recorded on the balance sheet, in accordance with accounting standards.

a Free cash flow, gross capital expenditure and net capital expenditure are Non-GAAP measures. Definitions for Non-GAAP measures can be found on pages 55-59 of the IHG Annual Report and
  Form 20-F 2019. The ‘Use of Non-GAAP measures’ section later in the Interim Management Report contains reconciliations of these measures to the most directly comparable line items with the
  Group Financial Statements.

USE OF NON-GAAP MEASURES

In addition to performance measures directly observable in the Interim Management Review (IFRS measures), certain financial measures are used when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view these measures provide investors and other users with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way.

Non-GAAP measures used to discuss the Group’s performance include:

●
Global revenue per available room (RevPAR) growth;
●
Total gross revenue in IHG’s System;
●
Revenue from reportable segments;
●
Operating profit from reportable segments;
●
Underlying revenue;
●
Underlying operating profit;
●
Underlying fee revenue;
●
Fee margin;
●
Adjusted interest;
●
Tax excluding the impact of exceptional items and System Fund;
●
Adjusted earnings per ordinary share;
●
Net debt;
●
Gross capital expenditure;
●
Net capital expenditure; and
●
Free cash flow.

Further information on these measures including full definitions can be found on pages 55-59 of the IHG Annual Report and Form 20-F 2019 (which is available at www.ihgplc.com).

Underlying revenue and underlying operating profit Non-GAAP reconciliations

Reportable segments	6 months ended 30 June			6 months ended 30 June
	Revenue			Operating profit

	2020	2019	%	2020	2019	%
	$m	$m	change	$m	$m	change

Per Group income statement	1,248	2,280	(45.3)	(233)	442	(152.7)
System Fund	(385)	(675)	(43.0)	52	(47)	(210.6)
Reimbursement of costs	(375)	(593)	(36.8)	-	-	-
Operating exceptional items	-	-	-	255	15	1,600.0
	_____	_____	_____	_____	_____	_____
Reportable segments	488	1,012	(51.8)	74	410	(82.0)
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	375	730	(48.6)	97	394	(75.4)
Owned, leased and managed lease	113	282	(59.9)	(23)	16	(243.8)
	_____	_____	_____	_____	_____	_____
	488	1,012	(51.8)	74	410	(82.0)

Underlying revenue and underlying operating profit

	6 months ended 30 June			6 months ended 30 June
	Revenue				Operating profit

	2020	2019c	%	2020	2019c	%
	$m	$m	change	$m	$m	change

Reportable segments (see above)	488	1,012	(51.8)	74	410	(82.0)
Significant liquidated damagesa	(1)	(4)	(75.0)	(1)	(4)	(75.0)
Owned asset disposalb	(2)	(6)	(66.7)	(3)	(1)	200.0
Currency impact	-	(12)	-	-	(4)	-
	____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	485	990	(51.0)	70	401	(82.5)

a $1m recognised in 2020 ($4m in 2019) reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.
b Revenue and operating profit relating to owned, leased and managed leased hotels that have been disposed is excluded from the year of disposal and the prior year.
c Revenue and operating profit relating to acquisitions made in 2019 are not excluded when comparing 2020 and 2019 results as the results of acquisitions are only excluded in the year of acquisition when comparing to the prior year.

Underlying fee revenue	6 months ended 30 June
	Revenue

	2020	2019	%
	$m	$m	change

Reportable segments fee business (see above)	375	730	(48.6)
Significant liquidated damages	(1)	(4)	(75.0)
Currency impact	-	(8)	-
	_____	_____	_____
Underlying fee revenue	374	718	(47.9)

Highlights by regions

Americas	6 months ended 30 June			6 months ended 30 June
	Revenue			Operating profitd

	2020	2019	%	2020	2019	%
	$m	$m	change	$m	$m	change

Per Group financial statements, note 4	262	520	(49.6)	153	344	(55.5)

Reportable segments analysed as:
Fee business	226	418	(45.9)	163	323	(49.5)
Owned, leased and managed lease	36	102	(64.7)	(10)	21	(147.6)
	_____	_____	_____	_____	_____	_____
	262	520	(49.6)	153	344	(55.5)

Reportable segments (see above)	262	520	(49.6)	153	344	(55.5)
Currency impact	-	(2)	-	-	(2)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	262	518	(49.4)	153	342	(55.3)

Owned, leased and managed lease included in the above	(36)	(102)	(64.7)	10	(21)	(147.6)
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit related to the fee business	226	416	(45.7)	163	321	(49.2)

EMEAA
	6 months ended 30 June			6 months ended 30 June
	Revenue			Operating (loss)/profitd

	2020	2019c	%	2020	2019c	%
	$m	$m	change	$m	$m	change

Per Group financial statements, note 4	134	338	(60.4)	(16)	88	(118.2)

Reportable segments analysed as:
Fee business	57	158	(63.9)	(3)	93	(103.2)
Owned, leased and managed lease	77	180	(57.2)	(13)	(5)	160.0
	_____	_____	_____	_____	_____	_____
	134	338	(60.4)	(16)	88	(118.2)

Reportable segments (see above)	134	338	(60.4)	(16)	88	(118.2)
Significant liquidated damagesa	(1)	(4)	(75.0)	(1)	(4)	(75.0)
Owned asset disposalb	(2)	(6)	(66.7)	(3)	(1)	200.0
Currency impact	-	(7)	-	-	(2)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating (loss)/profit	131	321	(59.2)	(20)	81	(124.7)

Owned, leased and managed lease included in the above	(75)	(170)	(55.9)	16	6	166.7
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating (loss)/profit related to the fee business	56	151	(62.9)	(4)	87	(104.6)

Greater China
	6 months ended 30 June			6 months ended 30 June
	Revenue			Operating (loss)/profitd

	2020	2019	%	2020	2019	%
	$m	$m	change	$m	$m	change

Per Group financial statements, note 4	18	66	(72.7)	(5)	36	(113.9)

Reportable segments analysed as:
	_____	_____	_____	____	_____	_____
Fee business	18	66	(72.7)	(5)	36	(113.9)

Reportable segments (see above)	18	66	(72.7)	(5)	36	(113.9)
Currency impact	-	(2)	-	-	(1)	-
	_____	_____	_____	____	_____	_____
Underlying revenue and underlying operating (loss)/profit	18	64	(71.9)	(5)	35	(114.3)

a $1m recognised in 2020 ($4m in 2019) reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.
b Revenue and operating profit relating to owned, leased and managed leased hotels that have been disposed is excluded from the year of disposal and the prior year.
c Revenue and operating profit relating to acquisitions made in 2019 are not excluded when comparing 2020 and 2019 results as the results of acquisitions are only excluded in the year of acquisition when comparing to the prior year.
d Before exceptional items.

Fee margin reconciliation
6 months ended 30 June

	2020	2019 Restatedb
	$m	$m

Revenue
Reportable segments analysed as fee business (see above)	375	730
Significant liquidated damagesa	(1)	(4)
Captive insurance company	(10)	(7)
	_____	_____
	364	719

Operating profit
Reportable segments analysed as fee business (see above)	97	394
Significant liquidated damages	(1)	(4)
Captive insurance company	(1)	(1)
	_____	_____
	95	389

Fee margin	26.1%	54.1%

a $1m recognised in 2020 ($4m in 2019) reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.
b The fee margin definition was amended as set out on page 57 of the 2019 IHG Annual Report and Form 20-F 2019 and the restatement of the 2019 interim measure has been reflected here in line with the amended definition.

Gross and net capital expenditure reconciliation
	6 months ended 30 June

	2020	2019 Restatedb
	$m	$m

Net cash from investing activities	(41)	(378)
Adjusted for:
Contract acquisition costs, net of $nil repayments	(26)	(17)
System Fund depreciation and amortisationa	28	23
Acquisition of businesses, net of cash acquired	-	295
Payment of contingent purchase consideration	-	4
	_____	_____
Net capital expenditure	(39)	(73)
Add back:
Disposal receipts	(13)	(5)
Distributions from associates and joint ventures	(5)	-
System Fund depreciation and amortisationa	(28)	(23)
	_____	_____
Gross capital expenditure	(85)	(101)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs of $26m (2019: $17m))	(58)	(45)
Capital expenditure: recyclable investments	(2)	(14)
Capital expenditure: System Fund investments	(25)	(42)
	_____	_____
Gross capital expenditure	(85)	(101)
	_____	_____

a Excludes depreciation on right-of-use assets.
b The gross and net capital expenditure definitions were amended as set out on page 58 of the 2019 ARA to exclude the payment of deferred or contingent purchase consideration and the restatement of the 2019 interim measures is reflected here in line with the amended definitions.

Free cash flow reconciliation

	6 months ended 30 June

	2020	2019 Restateda
	$m	$m

Net cash from operating activities	(14)	194
Less:
Principal element of lease payments	(20)	(22)
Purchase of shares by employee share trusts	-	(3)
Capital expenditure: maintenance (excluding contract acquisition costs)	(32)	(28)
	_____	_____
Free cash flow	(66)	141
	_____	_____

a The free cash flow definition was amended as set out on page 59 of the 2019 Annual Report and Form 20-F 2019 to exclude the payment of deferred or contingent purchase consideration from net cash from operating activities and the restatement of the 2019 interim measure has been reflected here in line with the amended definition.

Adjusted interest reconciliation
	6 months ended 30 June

	2020	2019 Restateda
	$m	$m
Net financial expenses

Financial income	3	3
Financial expenses	(61)	(60)
	_____	_____
	(58)	(57)

Adjusted for:
Interest payable on balances with the System Fund	(4)	(7)
Capitalised interest relating to System Fund assets	-	(2)
	_____	_____
	(4)	(9)

	_____	_____
Adjusted interest	(62)	(66)
	_____	_____

a The adjusted interest definition is defined on page 57 of the 2019 Annual Report and Form 20-F 2019. The 2019 comparable was restated in line with the definition to exclude the change in fair value of contingent purchase consideration.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal and emerging risks and uncertainties that could substantially affect IHG’s business and results are set out on pages 46 to 54 of the IHG Annual Report and Form 20-F 2019 (the “Annual Report”).

Our Board and management team have reviewed regularly our risk profile, and risk management and internal control arrangements over the first half of 2020 to assess both the significant impacts we have experienced as a result of the Covid-19 pandemic and the mitigating measures and response plans which have been put in place. This has ensured that we have been able to respond rapidly and appropriately to the very challenging impacts and heightened risk being felt in the short term to our performance, our colleagues, owners and guests.

While the Covid-19 crisis has not fundamentally changed the risks to our strategy execution, it has heightened the uncertainty we face over the remainder of 2020 and our longer-term ambitions. This is most obvious in relation to the continuing significance of the safety and security of our colleagues and guests, government interventions impacting domestic, national and international travel, consumer confidence, how we operate our hotels and the overall impact on our business resilience.

In the short term, the crisis has considerably constrained resources including financial and management time and tested our resilience, creating the potential for disruption and additional stress on our operations, for example as a result of closure of hotels and key locations and remote working arrangements. Management have therefore focused on the effectiveness of both our internal control and risk management arrangements and mitigating actions, and the actions taken in relation to our long-term sustainability and viability.

The crisis has reconfirmed that many of our risks are connected, with the impact of the pandemic increasing the risk profile across many of our principal risks. The response to the primary safety concerns of Covid-19 have also created several secondary impacts – a backdrop of continued scrutiny of social performance of major corporates may also lead to any incident or failure to manage risk receiving significant and rapid attention.

The following summarises the risks and uncertainties set out in the Annual Report, which continue to apply:

●
Macro external factors, such as political and economic disruption or further outbreaks of infectious diseases could have an impact on IHG’s ability to perform and grow; commercial performance, financial loss and undermine stakeholder confidence;
●
Threats to cybersecurity and information governance could impact IHG’s operations, leading to the loss of sensitive data that could impact IHG financially, reputationally or operationally;
●
Failure to deliver IHG’s preferred brands and loyalty programme could impact IHG’s competitive positioning, IHG’s growth ambitions and reputation with guests and owners;
●
Failure to effectively attract, develop and retain talent in key areas could impact IHG’s ability to achieve its growth ambitions and execute effectively;
●
Failure to ensure contractual, legal, regulatory and ethical compliance would impact IHG operationally and reputationally;
●
Failure to capitalise on innovation in booking technology, and maintain and enhance IHG’s functionality and resilience of its channel management and technology platforms could impact IHG’s revenues and growth ambitions;
●
Risks in IHG’s continuing agenda to accelerate growth and strategic initiatives could impact commercial performance and financial loss, and undermine stakeholder confidence;
●
Environment and social mega-trends have the potential to impact performance and growth in key markets;
●
Failure to maintain an effective safety and security system and ability to respond appropriately in the event of disruption or incidents affecting our operations more broadly could result in reputational and / or financial damage, and undermine stakeholder confidence; and
●
A material breakdown in financial management and control systems could lead to increased public scrutiny, regulatory investigation and litigation.

The most prominent emerging risk we face is a sustained downturn caused by further waves of the pandemic and/or a slower than anticipated industry recovery. We will need to monitor indicators closely and plan for potential recovery pathways (eg with / without vaccine). This could create further volatility in our risk factors and also challenging conditions in the capital markets, making it more difficult to obtain additional funding if required and potentially impacting financial performance.

We have also noted rapidly emerging uncertainties resulting from heightened expectations of guests in relation to the cleanliness and hygiene standards of major brands. Reduced working hours, furlough arrangements and remote working create inherent risks of burnout, physical / mental health impacts and increased turnover of staff. The external environment also continues to evolve rapidly; we are also cognisant of the recent heightened expectations on corporate social performance, particularly in relation to the response to the pandemic and ongoing commitment to diversity and inclusion, and that this will require continued attention on the management of our workforce, our brands and our stakeholder relations.

The longer the uncertainty continues, there may also be additional stress placed on existing risk management and internal control arrangements. There may be unknown risks or risks currently believed to be inconsequential that emerge and could become material.

These principal and emerging risks and uncertainties are supported by a broader description of risk factors set out on pages 226 to 230 of the Annual Report.

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the six months to 30 June 2020.

GOING CONCERN

The Group’s fee-based model and wide geographic spread mean that it is well placed to manage through uncertain times. However, during the Covid-19 crisis many of the Group’s hotels were temporarily closed, while others are experiencing historically low levels of occupancy and room rates. As at 30 June 2020, 10% of the global estate remained closed and the Group has reported a global year on year RevPAR decline of (75)% for the second quarter.

The Group has taken various actions to manage cash outflows, including a reduction in staff costs, professional fees, capital expenditure and the suspension of the ordinary dividend.

The Group has taken steps to strengthen its liquidity, including a waiver of existing covenants on its syndicated and bilateral revolving credit facilities until 31 December 2021 and the issuance of £600m commercial paper under the UK’s Covid Corporate Financing Facility (“CCFF”), maturing on 16 March 2021. The covenant waiver agreement introduces a minimum liquidity covenant of $400m tested at half year and full year until 30 June 2021. The maturities of the Group’s $1.275bn syndicated revolving credit facility and $75m bilateral revolving credit facility have also been extended for 18 months to September 2023.

As at 30 June 2020 the Group had total liquidity of $1,961m, comprising $1,350m of undrawn bank facilities and $611m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains unusually limited visibility on the pace and scale of market recovery and therefore there are a wide range of possible planning scenarios over the going concern period. In adopting the going concern basis for preparing these condensed interim financial statements the Directors have considered a scenario which is based on a slow and steady recovery during 2020, with a further gradual improvement during 2021 consistent with the 5-year RevPAR recovery period used as the underlying assumption for our impairment assessment. Under this scenario, the Group is forecast to generate positive cash flows over the period to 30 September 2021. The principal risks and uncertainties which could be applicable under this scenario have been considered and are all able to be absorbed within the $400m liquidity covenant.

The Directors also reviewed reverse stress test scenarios which concluded that the Group has sufficient headroom to operate within the $400m liquidity covenant for at least 15 months even in a theoretical 'zero occupancy' environment. This assumes that the CCFF is either rolled over or refinanced, and that additional cost savings to operating and capital expenditure would be made in the event of a prolonged downturn. Without refinancing or rolling over the CCFF, but still assuming additional cost savings, the revenue required to operate within the minimum liquidity covenant would be comparable to that earned during the second quarter of 2020. The Group does not need to make significant structural changes in order to continue to operate as a going concern.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating for a period of at least twelve months from the date of approving the interim financial statements. Accordingly, these condensed interim financial statements have been prepared on a going concern basis.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

●
The condensed set of Financial Statements has been prepared in accordance with IAS 34;
●
The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
●
The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Keith Barr	Paul Edgecliffe-Johnson

Chief Executive Officer	Chief Financial Officer

11 August 2020	11 August 2020

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2020

	2020 6 months ended 30 June $m	2019 6 months ended 30 June* $m
Continuing operations

Revenue from fee business	375	730
Revenue from owned, leased and managed lease hotels	113	282
System Fund revenues	385	675
Reimbursement of costs	375	593
	_____	_____
Total revenue (notes 4 and 5)	1,248	2,280

Cost of sales and administrative expenses	(347)	(559)
System Fund expenses	(437)	(628)
Reimbursed costs	(375)	(593)
Share of losses of associates and joint ventures	(6)	-
Other operating income	12	5
Depreciation and amortisation	(55)	(56)
Impairment loss on financial assets	(78)	(7)
Other impairment charges (note 7)	(195)	-
	_____	_____
Operating (loss)/profit (note 4)	(233)	442

Operating (loss)/profit analysed as:
Operating profit before System Fund and exceptional items	74	410
System Fund	(52)	47
Operating exceptional items (note 7)	(255)	(15)
	_____	_____
	(233)	442

Financial income	3	3
Financial expenses	(61)	(60)
Fair value gains/(losses) on contingent purchase consideration	16	(10)
	_____	_____
(Loss)/profit before tax	(275)	375

Tax (note 10)	65	(69)
	_____	_____
(Loss)/profit for the period from continuing operations	(210)	306
	_____	_____

Attributable to:
Equity holders of the parent	(210)	306
Non-controlling interest	-	-
	_____	_____
	(210)	306
	_____	_____
(Loss)/earnings per ordinary share (note 11)
Continuing and total operations:
Basic	(115.4)¢	167.2¢
Diluted	(115.4)¢	166.3¢
Adjusted**	14.3¢	148.6¢
Adjusted diluted**	14.3¢	147.8¢

* Amended for presentational changes (see note 1).
** Adjusted earnings per ordinary share for 2019 has been restated for consistency with the 2019 Annual Report and Form 20-F and excludes the change in fair value of contingent purchase consideration.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2020

	2020 6 months ended 30 June $m	2019 6 months ended 30 June $m

(Loss)/profit for the period	(210)	306

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on cash flow hedges, including related tax credit of $2m (2019 net of related tax charge of $2m)	28	4
Costs of hedging	(1)	(2)
Hedging (gains)/losses reclassified to financial expenses	(36)	4
Exchange gains on retranslation of foreign operations, including related tax credit of $1m (2019 $1m)	110	25
	_____	_____
	101	31
Items that will not be reclassified to profit or loss:
(Losses)/gains on equity instruments classified as fair value through other comprehensive income, net of related tax credit of $4m (2019 $nil)	(39)	6
Re-measurement losses on defined benefit plans, net of related tax credit of $2m (2019 $2m)	(5)	(6)
Tax related to pension contributions	2	-
	_____	_____
	(42)	-
	_____	_____
Total other comprehensive income for the period	59	31
	_____	_____
Total comprehensive (loss)/income for the period	(151)	337
	_____	_____
Attributable to:
Equity holders of the parent	(151)	337
Non-controlling interest	-	-
	_____	_____
	(151)	337
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2020

	6 months ended 30 June 2020
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	151	(2,433)	809	8	(1,465)

Total comprehensive loss for the period	-	62	(213)	-	(151)
Transfer of treasury shares to employee share trusts	-	(14)	14	-	-
Release of own shares by employee share trusts	-	18	(18)	-	-
Equity-settled share-based cost, net of $3m reclassification of cash-settled awards	-	-	12	-	12
Exchange adjustments	(11)	11	-	-	-
	_____	_____	_____	_____	_____
At end of the period	140	(2,356)	604	8	(1,604)
	_____	_____	_____	_____	_____

	6 months ended 30 June 2019
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	146	(2,396)	1,111	8	(1,131)

Total comprehensive income for the period	-	37	300	-	337
Transfer of treasury shares to employee share trusts	-	(19)	19	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	23	(23)	-	-
Equity-settled share-based cost	-	-	20	-	20
Tax related to share schemes	-	-	3	-	3
Equity dividends paid	-	-	(649)	-	(649)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Exchange adjustments	(1)	1	-	-	-
	_____	_____	_____	_____	_____
At end of the period	145	(2,357)	780	8	(1,424)
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedging reserve and currency translation reserve.
All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2020
	2020 30 June	2019 31 December Restated*
	$m	$m
ASSETS
Goodwill and other intangible assets	1,321	1,376
Property, plant and equipment	219	309
Right-of-use assets	412	490
Investment in associates	75	110
Other financial assets	174	284
Derivative financial instruments	18	-
Deferred compensation plan investments	213	218
Non-current tax receivable	18	28
Deferred tax assets	94	66
Contract costs	68	67
Contract assets	286	311
	______	______
Total non-current assets	2,898	3,259
	______	______
Inventories	5	6
Trade and other receivables	507	666
Current tax receivable	14	16
Other financial assets	1	4
Derivative financial instruments	-	1
Cash and cash equivalents	688	195
Contract costs	4	5
Contract assets	23	23
	______	______
Total current assets	1,242	916
Assets classified as held for sale	-	19
	______	______
Total assets (note 4)	4,140	4,194
	_____	_____
LIABILITIES
Loans and other borrowings	(790)	(87)
Lease liabilities	(64)	(65)
Trade and other payables	(371)	(568)
Deferred revenue	(341)	(555)
Provisions	(27)	(40)
Current tax payable	(37)	(50)
	______	______
Total current liabilities	(1,630)	(1,365)
	______	______
Loans and other borrowings	(1,870)	(2,078)
Lease liabilities	(504)	(595)
Derivative financial instruments	-	(20)
Retirement benefit obligations	(101)	(96)
Deferred compensation plan liabilities	(213)	(218)
Trade and other payables	(85)	(116)
Deferred revenue	(1,234)	(1,009)
Provisions	(33)	(22)
Deferred tax liabilities	(74)	(118)
	______	______
Total non-current liabilities	(4,114)	(4,272)
Liabilities classified as held for sale	-	(22)
	______	______
Total liabilities	(5,744)	(5,659)
	_____	_____
Net liabilities	(1,604)	(1,465)
	_____	_____
EQUITY
IHG shareholders’ equity	(1,612)	(1,473)
Non-controlling interest	8	8
	______	______
Total equity	(1,604)	(1,465)
	_____	_____
* Restated for deferred compensation plan investments and liabilities (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2020

	2020 6 months ended 30 June	2019 6 months ended 30 June
	$m	$m

(Loss)/profit for the period	(210)	306
Adjustments reconciling (loss)/profit for the period to cash flow from operations before contract acquisition costs (note 13)	258	3
	_____	_____
Cash flow from operations before contract acquisition costs	48	309
Contract acquisition costs	(26)	(17)
	_____	_____
Cash flow from operations	22	292
Interest paid	(34)	(33)
Interest received	1	2
Tax paid on operating activities	(3)	(67)
	_____	_____
Net cash from operating activities	(14)	194
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(21)	(31)
Purchase of intangible assets	(36)	(46)
Investment in other financial assets	(2)	(5)
Acquisition of businesses, net of cash acquired	-	(295)
Contingent purchase consideration paid	-	(4)
Capitalised interest paid	-	(2)
Distributions from associates and joint ventures	5	-
Disposal of hotel assets, net of costs and cash disposed	1	-
Repayments of other financial assets	12	5
	_____	_____
Net cash from investing activities	(41)	(378)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	-	(3)
Dividends paid to shareholders	-	(649)
Transaction costs relating to shareholder returns	-	(1)
Principal element of lease repayments	(20)	(22)
Issue of commercial paper	738	-
(Decrease)/increase in other borrowings	(125)	376
	_____	_____
Net cash from financing activities	593	(299)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the period	538	(483)

Cash and cash equivalents, net of overdrafts, at beginning of the period	108	600
Exchange rate effects	(14)	13
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	632	130
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. Other than the changes described below, they have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Form 20-F for the year ended 31 December 2019.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

With the exception of the accounting for a deferred compensation plan and the presentational change to the Group income statement as detailed below, financial information for the year ended 31 December 2019 has been extracted from the Group’s published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies. The auditor’s report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions within a dedicated trust. The Group has re-assessed the accounting judgement for this plan which was previously not consolidated based on a control analysis as disclosed in the Group’s prior year financial statements. The Group has revisited the judgement regarding the extent of its control over the plan by placing more weighting on some of the Group’s legal rights and, giving consideration to both IFRS 10 and IAS 19, the Group has changed its accounting policy to recognise the related assets and liabilities on the balance sheet at their respective fair values. Due to the way in which the plan is managed, the assets and liabilities are for the same amount, with no net impact on profit or loss. The effect on the prior year financial statements is the recognition and presentation of deferred compensation plan investments of $218m (2018: $193m) and matching deferred compensation plan liabilities. There is no net impact on the comparative income statements, nor would there have been any net impact on the income statement in earlier periods.

The presentation of the Group income statement has been amended to include impairment loss on financial assets as a separate line item. Accordingly, the reconciliation of (loss)/profit for the period to cash flow from operations before contract acquisition costs has also been amended.

Going concern

The Group’s fee-based model and wide geographic spread mean that it is well placed to manage through uncertain times. However, during the Covid-19 crisis many of the Group’s hotels were temporarily closed, while others are experiencing historically low levels of occupancy and room rates. As at 30 June 2020, 10% of the global estate remained closed and the Group has reported a global year on year RevPAR decline of (75)% for the second quarter.

The Group has taken various actions to manage cash outflows, including a reduction in staff costs, professional fees, capital expenditure and the suspension of the ordinary dividend.

The Group has taken steps to strengthen its liquidity, including a waiver of existing covenants on its syndicated and bilateral revolving credit facilities until 31 December 2021 and the issuance of £600m commercial paper under the UK Government’s Covid Corporate Financing Facility (“CCFF”), maturing on 16 March 2021. The covenant waiver agreement introduces a minimum liquidity covenant of $400m tested at half year and full year until 30 June 2021. The maturities of the Group’s $1.275bn syndicated revolving credit facility and $75m bilateral revolving credit facility have also been extended for 18 months to September 2023.

As at 30 June 2020 the Group had total liquidity of $1,961m, comprising $1,350m of undrawn bank facilities and $611m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains unusually limited visibility on the pace and scale of market recovery and therefore there are a wide range of possible planning scenarios over the going concern period.  In adopting the going concern basis for preparing these condensed interim financial statements the Directors have considered a scenario which is based on a slow and steady recovery during 2020, with a further gradual improvement during 2021 consistent with the five-year RevPAR recovery period used as the underlying assumption for our impairment assessment. Under this scenario, the Group is forecast to generate positive cash flows over the period to 30 September 2021. The principal risks and uncertainties which could be applicable under this scenario have been considered and are all able to be absorbed within the $400m liquidity covenant.

The Directors also reviewed reverse stress test scenarios which concluded that the Group has sufficient headroom to operate within the $400m liquidity covenant for at least 15 months even in a theoretical 'zero occupancy' environment. This assumes that the CCFF is either rolled over or refinanced, and that additional cost savings to operating and capital expenditure would be made in the event of a prolonged downturn. Without refinancing or rolling over the CCFF, but still assuming additional cost savings, the revenue required to operate within the minimum liquidity covenant would be comparable to that earned during the second quarter of 2020. The Group does not need to make significant structural changes in order to continue to operate as a going concern.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating for a period of at least twelve months from the date of approving the interim financial statements. Accordingly, these condensed interim financial statements have been prepared on a going concern basis.

2.	Impact of Covid-19 on critical accounting policies and the uses of judgements, estimates and assumptions
a)

Critical accounting policies and the uses of judgements, estimates and assumptions

These condensed interim financial statements may not be indicative of the full year performance due to the impact of Covid-19.

The ongoing financial impact of Covid-19 is highly dependent on the severity and duration of the pandemic. In applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. The critical judgement for the Group, as disclosed in the 2019 Annual Report and Form 20-F is in respect of the System Fund. No other critical judgements have been made in applying the Group’s accounting policies.

The critical estimates and assumptions disclosed in the 2019 Annual Report and Form 20-F (measuring the deferred revenue relating to the loyalty programme and impairment testing of the UK portfolio), continue to be applicable. Impairment testing of Kimpton is no longer a critical estimate as the remaining carrying value is not significant. Reflecting the impact of Covid-19 management have reassessed the areas of critical estimates and assumptions at 30 June 2020:

Impairment testing of non-current assets

On 11 March 2020, the World Health Organisation raised the public health emergency situation caused by the outbreak of Covid-19 to an international pandemic. As social distancing measures and travel restrictions came into effect around the world, occupancy levels dropped to historic lows and fell short of the Group’s expectations of reasonably possible outcomes for the 2020 financial year which had been used to assess impairment as at 31 December 2019. Disruption to travel continues, with limited visibility on the pace and scale of market recovery.

The recoverable amounts of non-current assets have been determined from cash flow projections which reflect the impact of Covid-19. The key assumption is RevPAR growth, which is based on a slow and steady recovery during the second half of 2020, reflecting that global occupancy levels as at the end of July remain in the region of approximately 45%. The five-year recovery period from 2021 assumes that corporate travel recovers slowly as businesses control costs in the wake of the pandemic and that international travel and groups business takes longer to recover due to ongoing social distancing measures. See note 8.

Variable lease payments

The UK portfolio lease and two German hotel leases contain guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. Previously the minimum ‘in-substance fixed’ lease payments were estimated to be equal to the cumulative amount guaranteed under the lease agreements and therefore a right-of-use asset and corresponding lease liability equal to the guaranteed amount were recognised. The unprecedented impact of Covid-19 on the hospitality industry has caused the UK leased hotels to be closed for an extended period and is expected to result in historically low occupancies as the hotels reopen. This has resulted in a reassessment of the estimate of ‘in-substance fixed’ lease payments, as there is no floor to the rent reductions applicable under these leases, and the circumstances in which no rent would be payable are no longer considered to be remote. See note 7.

Expected credit losses

The Group has undertaken a number of actions to support owners, including the waiver of certain fees, extended credit terms and, where appropriate, the use of payment plans. Although owners may, depending on factors including their geographical location, have access to government programmes designed to support businesses during this time, the Group is unable to assess the full impact of this support on the recoverability of outstanding trade receivables. Considering these factors, there is increased uncertainty in calculating expected credit losses. See note 8.

Loyalty programme

Significant estimation uncertainty exists in projecting members’ future consumption activity and the number of points that will never be consumed (‘breakage’), particularly in light of Covid-19 which may alter the behaviour of loyalty programme members. In response to Covid-19 the Group has extended its policies for points expiration and elite status which, together with the impact of a slow market recovery, will extend the period over which members consume points. This is also subject to estimation uncertainty and has resulted in a greater portion of loyalty programme deferred revenue being classed as non-current. Based on the conditions existing at the balance sheet date, a one percentage point decrease/increase in the breakage estimate relating to earned points would increase/reduce the deferred revenue liability by $46m.

b)
Accounting policies

The Group’s accounting policies are included in the 2019 Annual Report and Form 20-F. Given the exceptional items recorded in the six months ended 30 June 2020, the accounting policy used in determining exceptional items is included below.

In addition, during the period the Group has received government support in respect of its leased hotels; previously the Group has not disclosed an accounting policy in respect of government grants as the amounts received have not been material. The relevant accounting policy is set out below.

Exceptional items
The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance of the Group and provides consistency with the Group’s internal management reporting. Exceptional items are identified by virtue of either their size, nature, or incidence so as to facilitate comparison with prior periods and to assess underlying trends in the financial performance of the Group and its regional operating segments. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors.

Examples of exceptional items that meet the above definition and which have been presented as exceptional items in prior years include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals and restructuring costs.

In the current year, the impact of Covid-19 relating to items which meet the criteria as set out above, are presented within exceptional items. Any subsequent reversal of these amounts will also be presented within exceptional items.

Government grants
Government support of $11m has been received in 2020 in relation to employee costs at certain of the Group’s leased hotels. Additionally, ongoing support has been received in the form of tax credits which have also been applicable in prior years and which relate to the Group’s corporate office presence in certain countries. In the Group income statement, total income of $16m has been matched against the payroll costs that the grants and credits are intended to compensate. There are no unfulfilled conditions or other contingencies attaching to these grants.

3.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.79 (2019 $1 = £0.77). In the case of the euro, the translation rate is $1 = €0.91 (2019 $1 = €0.89).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1 = £0.82 (30 June 2019 $1 = £0.79; 31 December 2019 $1 = £0.76). In the case of the euro, the translation rate is $1 = €0.89 (30 June 2019 $1 = €0.88; 31 December 2019 $1 = €0.89).

4.
    Segmental Information

Revenue	2020 6 months ended 30 June	2019 6 months ended 30 June
	$m	$m

Americas	262	520
EMEAA	134	338
Greater China	18	66
Central	74	88
	_____	_____
Revenue from reportable segments	488	1,012
System Fund revenues	385	675
Reimbursement of costs	375	593
	_____	_____
Total revenue	1,248	2,280
	_____	_____

(Loss)/profit	2020 6 months ended 30 June $m	2019 6 months ended 30 June $m

Americas	153	344
EMEAA	(16)	88
Greater China	(5)	36
Central	(58)	(58)
	_____	_____
Operating profit from reportable segments	74	410
System Fund	(52)	47
Operating exceptional items (note 7)	(255)	(15)
	_____	_____
Operating (loss)/profit	(233)	442
Net finance costs	(58)	(57)
Fair value gains/(losses) on contingent purchase consideration	16	(10)
	_____	_____
(Loss)/profit before tax	(275)	375
	_____	_____
All results relate to continuing operations.

Assets	2020 30 June $m	2019 31 December Restated* $m

Americas	1,698	2,002
EMEAA**	771	978
Greater China	105	136
Central	747	772
	_____	_____
Segment assets	3,321	3,888

Unallocated assets:
Derivative financial instruments***	5	1
Tax receivable	32	44
Deferred tax assets	94	66
Cash and cash equivalents	688	195
	_____	_____
Total assets	4,140	4,194
	_____	_____
* Comparatives have been restated for deferred compensation plan investments (see note 1) to show segmental information on a consistent basis.
** Includes assets held for sale of $nil (31 December 2019 $19m).
*** $13m relating to put option (see note 8) included in Americas region.

5.	Revenue
Disaggregation of revenue The following tables present Group revenues disaggregated by type of revenue stream and by reportable segment:

6 months ended 30 June 2020
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	224	51	17	-	292
Incentive management fees	2	6	1	-	9
Central revenue	-	-	-	74	74
	_____	_____	_____	_____	_____
Revenue from fee business	226	57	18	74	375
Revenue from owned, leased and managed lease hotels	36	77	-	-	113
	_____	_____	_____	_____	_____
	262	134	18	74	488
	_____	_____	_____	_____
System Fund revenues					385
Reimbursement of costs					375
					_____
Total revenue					1,248
					_____

6 months ended 30 June 2019
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	411	117	42	-	570
Incentive management fees	7	41	24	-	72
Central revenue	-	-	-	88	88
	_____	_____	_____	_____	_____
Revenue from fee business	418	158	66	88	730
Revenue from owned, leased and managed lease hotels	102	180	-	-	282
	_____	_____	_____	_____	_____
	520	338	66	88	1,012
	_____	_____	_____	_____
System Fund revenues					675
Reimbursement of costs					593
					_____
Total revenue					2,280
					_____

Contract assets

Contract assets are recorded in respect of key money payments, the difference, if any, between the face and market value of loans made to owners, and the value of payments under performance guarantees.

At 30 June 2020, the amount of performance guarantees included within trade and other payables was $1m (31 December 2019 $2m) and the maximum exposure remaining under such guarantees was $82m (31 December 2019 $85m).

6.	Other operating income
	Other operating income includes:
		2020 6 months ended 30 June $m	2019 6 months ended 30 June $m
	Business interruption insurance proceeds	4	-
	Litigation settlement	4	-
	Gain on disposal of hotel assets	3	-

7.	Exceptional items
		2020 6 months ended 30 June $m	2019 6 months ended 30 June $m

	Cost of sales and administrative expenses:
	Derecognition of right-of-use assets	(49)	-
	Derecognition of lease liabilities	71	-
	Provision for onerous contractual expenditure (note 9)	(10)	-
	Reorganisation costs	(4)	(10)
	Acquisition and integration costs	(3)	(5)
	Provision for guarantees on third party debt	(2)	-
		_____	_____
		3	(15)

	Impairment of financial assets (note 8)
	Trade and other receivables	(22)	-
	Trade deposits and loans	(41)	-
		_____	_____
		(63)	-

	Impairment of other non-current assets (note 8)
	Intangible assets	(47)	-
	Property, plant and equipment	(85)	-
	Right-of-use assets	(5)	-
	Investment in associates*	(21)	-
	Contract assets	(37)	-
		_____	_____
		(195)	-
		_____	_____
	Total operating exceptional items	(255)	(15)
		_____	_____

	Fair value gains on contingent purchase consideration (note 9)	21	-
		_____	_____
	Tax
	Tax on exceptional items (note 10)	51	3
		_____	_____

* Presented net of a $13m fair value gain, see note 8. All items above relate to continuing operations.

Derecognition of right-of-use assets and lease liabilities

The UK portfolio lease and two German hotel leases contain guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. Previously the minimum ‘in-substance fixed’ lease payments were estimated to be equal to the cumulative amount guaranteed under the lease agreements and therefore a right-of-use asset and corresponding lease liability equal to the guaranteed amount were recognised. The unprecedented impact of Covid-19 on the hospitality industry has resulted in a reassessment of this estimate, as there is no floor to the rent reductions applicable under these leases, and the circumstances in which no rent would be payable are no longer considered to be remote. The lease liabilities and right-of-use assets associated with these leases have therefore been derecognised, as they are now considered to be fully variable. See note 9 for further detail in respect of the UK portfolio.

Reorganisation costs

In 2020, relates to reorganisation costs in respect of the UK portfolio (see note 9); no amounts have been recorded in relation to the reorganisation announced in July 2020 (see note 19). In 2019, related to a comprehensive efficiency programme to fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme was completed in 2019 and no further restructuring costs related to this programme were incurred in 2020. The 2019 cost included consultancy fees of $5m and severance costs of $3m; an additional $13m was charged to the System Fund.

Acquisition and integration costs

In 2019, primarily related to the acquisition of Six Senses and, in 2020, relates to the integration of that business into the operations of the Group.

Provision for guarantees on third party debt

Represents the expected share of interest payments over the period from 2020 to 2022 arising under a guarantee made by the Group in respect of a third-party bank loan. These guarantees are commercially similar in nature to key money or trade deposits, as they are used to secure management and franchise agreements, hence amounts arising as a result of Covid-19 have been treated as exceptional for consistency with impairment of contract assets.

Tax on exceptional items

A deferred tax credit of $51m has been recorded on exceptional items. This comprises deferred tax (charges)/credits of $(5)m on the derecognition of the lease assets and liabilities, $14m on the impairment of financial assets; $42m on the impairment of other non-current assets; $(4)m on the fair value gains on contingent purchase consideration; and $4m on the remaining exceptional items.

8. a)
Impairment

Trade and other receivables

The impairment charge in respect of trade and other receivables for the six months ended 30 June 2020 was $37m (2019 $7m). This amount and $41m relating to trade deposits and loans (see note 7) comprise the total impairment loss on financial assets on the Group income statement. A further impairment charge of $22m was recognised within System Fund expenses (2019 $5m).

Management assessed the impact of Covid-19 on the expected credit losses for older trade and other receivables. In addition, groups of customers with similar attributes, with objective evidence of credit impairment arising as a result of Covid-19, have been identified as having an increased credit risk and have been provided for on a specific basis.

As a result of the above procedures $22m was found to be directly incremental as a result of Covid-19 and has been presented within exceptional items (see note 7).

Gross trade receivables total $499m; $35m of receivables billed prior to the start of March and therefore prior to Covid-19 being declared an international pandemic have not been provided for reflecting management’s current assessment of recoverability. These balances could result in additional credit losses if they are ultimately found to be uncollectible.

Over the remainder of the year the Group may collect receivables which are included within the incremental expected credit losses above; accordingly, any subsequent release of the respective provision will be recognised within the same line item as the initial provision and presented within exceptional items.

b)
Non-current assets

Covid-19 was considered as a trigger for impairment testing for substantially all non-current assets.
Cash flow projections used for impairment testing were based on the latest financial forecasts for 2020 and assume that RevPAR recovers to 2019 levels over a five-year period from 2021.

Impairment charges are analysed by region as follows:

6 months ended 30 June 2020	Americas	EMEAA	Greater China	Total
	$m	$m	$m	$m

Intangible assets	(12)	(32)	(3)	(47)
Property, plant and equipment	(35)	(50)	-	(85)
Right-of-use assets	-	(5)	-	(5)
Investment in associates*	(21)	-	-	(21)
Contract assets	(33)	(4)	-	(37)
Trade deposits and loans	(33)	(8)	-	(41)
	_____	_____	_____	_____
	(134)	(99)	(3)	(236)
	_____	_____	_____	_____

* Presented net of a $13m fair value gain on a put option over part of the Group’s investment in the Barclay associate. The investment value and option value are presented separately in the statement of financial position; the put option value of $13m is presented within derivative financial instruments.

 There was no impairment of goodwill and indefinite life brands

For impairment testing of all non-current assets, the key assumptions that underpin the forecasts are RevPAR growth and, in the case of goodwill and indefinite life brands, net System size growth. Growth is based on industry forecasts, revised for the estimated impact of Covid-19 and adjusted for historical experience of how the Group has performed compared to these expectations. Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets.

Management have modelled a downside scenario to assess the sensitivity of impairment to changes in projections. The alternative scenario considers a deeper economic downturn in 2021 and a lack of recovery in demand, with limited RevPAR growth in 2021 and revenue not returning to 2019 levels within the five-year period. The scenario includes cost savings being actioned by the Group. Under this downside scenario, additional impairment of $108m is estimated (net of $11m fair value gains), mainly impacting owned and leased assets in the Americas region. Goodwill and brands were not impaired using the downside scenario, although any additional decline to that already assumed in the downside scenario would result in an impairment of the goodwill and indefinite life brands allocated to the Americas managed CGU.

Pre-tax discount rates used ranged from 8.9%-13.7% for goodwill and indefinite life brands, 7.0%-12.0% for property, plant and equipment, right-of-use assets and associate investments, and 8.3% to 13.1% for management agreements.

An increase of 1% in the discount rate used would result in additional impairment of $49m (net of $9m fair value gains), mainly relating to owned and leased assets in the Americas region.

Impairment of trade deposits and loans, which are included within other financial assets on the Group statement of financial position, primarily relates to a deposit of $66m made to Service Properties Trust (“SVC”) in connection with a portfolio of management agreements. The deposits are non-interest-bearing and repayable at the end of the management agreement terms and are therefore held at a discounted value of $33m. The balance of $33m is recorded as a contract asset. As a result of Covid-19 the deposit has been used to fund owner returns and is not expected to be recoverable. The deposit and associated contract asset have therefore been impaired in full. See note 19 for post balance sheet events related to the SVC portfolio.

The recoverable amount of acquired management agreements is $10m which is the maximum sensitivity to further impairment.

In the event the economic recovery is quicker than expected, the recoverable amounts of assets and cash-generating units would likely improve and could result in future reversals of impairment charges

9.	UK portfolio

	Included within exceptional items (see note 7) are the following items relating to the UK portfolio (2019 $nil):

		2020 6 months ended 30 June $m

	Provision for onerous contractual expenditure	(10)

	Reorganisation costs	(4)

	Derecognition of lease assets and liabilities:
	Right-of-use assets	(22)
	Lease liabilities	40

	Impairment of property, plant and equipment	(50)

	Fair value gains on contingent purchase consideration	21
		_____
	Total exceptional items before tax	(25)
		_____

The UK portfolio has continued to experience challenging trading conditions as a result of Covid-19, with all 12 hotels closing for business on 24 March 2020. Although the first hotels re-opened in July 2020, others are subject to a phased re-opening plan over several months and once open are expected to experience low occupancies and lower than usual non-room revenues. The Group has withheld rent payments due since 1 April 2020 (other than payments of ground rent) with consideration given to the UK Government commercial tenant protection measures which are in place until 30 September 2020.

Under the terms of the leases, the Group is committed to certain items of contractual expenditure. A provision has been recognised to the extent the costs of the remaining contractual expenditure exceed the future economic benefits expected to be received under the leases. Of the total provision, $3m is classified within current liabilities.

In June 2020 the hotels launched a collective consultation process to restructure hotel operations in response to the future impact of Covid-19 on hotel occupancy and revenues. $4m has been provided in respect of this cost.

As described in note 7, the right-of-use asset and lease liability relating to the UK portfolio have been derecognised as a result of the re-estimation of the ‘in-substance fixed’ rent payable under the leases. The leases are now considered to be fully variable.

Impairment testing was performed on the remaining property, plant and equipment in the portfolio using management forecasts covering a five-year period and a UK long-term growth rate thereafter. The projections assume that RevPAR for the UK hotels does not recover to 2019 levels during the forecast period, which also negatively impacts gross operating profit due to cost inflation. On this basis, the recoverable amount of the portfolio was assessed as $nil and all remaining property, plant and equipment has been fully impaired.

Contingent purchase consideration comprises the present value of the above-market element of the expected lease payments to the lessor. The above-market assessment is determined by comparing the expected lease payments as a percentage of forecast hotel operating profit (before depreciation and rent) with market metrics, on a hotel by hotel basis. A fair value gain of $21m was recognised in the period, arising from a reduction in expected future rentals payable such that there is no remaining above-market element.

10.	Tax

The interim effective rate of tax, excluding the impact of exceptional items, see note 7, and System Fund, has been calculated at (127)% (2019 21%).   Within the six months ended 30 June 2020, the Group recognised a tax credit of $19m on one-off (including prior year) items, predominantly in connection with adjustments to deferred taxes following an internal group restructuring, UK law change and prior year items. Excluding these one-off items, the effective tax rate would be 45%. This adjusted rate is higher than the UK statutory corporation tax rate of 19% due to higher taxed overseas profits (particularly in the US) and a distortive impact of unrelieved foreign taxes and other non-tax deductible expenses due to the low profit base.

Taxation on exceptional items totalled a credit of $51m, representing deferred tax impacts on the accounting exceptional items set out in note 7.

	6 months ended 30 June 2020			6 months ended 30 June 2019
	Profit/(loss) $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items and System Fund	11	14	(127)%	343	(72)	21%
System Fund	(52)	-		47	-
Exceptional items (note 7)	(234)	51		(15)	3
	_____	_____		_____	_____
	(275)	65		375	(69)
	_____	_____		_____	_____
Analysed as:
UK tax		25			(10)
Foreign tax		40			(59)
		_____			_____
		65			(69)
		_____			_____

Net tax paid in the six months ended 30 June 2020 totalled $3m, consisting of payments of $27m and refunds in respect of prior year periods of $24m.  As a result of Covid-19, many jurisdictions have enacted temporary legislation that has deferred the due date of corporate income taxes.  Absent this legislation, additional taxes of $10m would have been due for payment in the six months ended 30 June 2020, all of which are now due in the six months ended 31 December 2020.

11.	(Loss)/earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit or loss for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the period.

Adjusted earnings per ordinary share* is disclosed in order to show performance undistorted by exceptional items and changes in the fair value of contingent purchase consideration, to give a more meaningful comparison of the Group’s performance.

Additionally, earnings attributable to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, as IHG has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund over the longer term.

IHG also records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG. The Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System. As the Fund is included on the Group income statement, these amounts are included in reported Group net financial expenses.  Given that all results related to the Fund are excluded from the calculation of adjusted earnings per ordinary share, these interest amounts are deducted from profit available for equity holders.
* See the Use of Non-GAAP measures section in the Interim Management Report.

Continuing and total operations	2020 6 months ended 30 June	2019 6 months ended 30 June Restated*
Basic (loss)/earnings per ordinary share
(Loss)/profit available for equity holders ($m)	(210)	306
Basic weighted average number of ordinary shares (millions)	182	183
Basic (loss)/earnings per ordinary share (cents)	(115.4)	167.2
	_____	_____
Diluted (loss)/earnings per ordinary share
(Loss)/profit available for equity holders ($m)	(210)	306
Diluted weighted average number of ordinary shares (millions)	182	184
Diluted (loss)/earnings per ordinary share (cents)	(115.4)	166.3
	_____	_____
Adjusted earnings per ordinary share
(Loss)/profit available for equity holders ($m)	(210)	306
Adjusting items ($m):
System Fund revenues and expenses	52	(47)
Interest attributable to the System Fund	(4)	(9)
Operating exceptional items (note 7)	255	15
Change in fair value of contingent purchase consideration*	(16)	10
Tax on exceptional items (note 7)	(51)	(3)
	______	______
Adjusted earnings ($m)	26	272
Basic weighted average number of ordinary shares (millions)	182	183
Adjusted earnings per ordinary share (cents)	14.3	148.6
	_____	_____
Diluted weighted average number of ordinary shares (millions)	182	184
Adjusted diluted earnings per ordinary share (cents)	14.3	147.8
	_____	_____
*
Adjusted earnings per ordinary share for 2019 has been restated for consistency with the 2019 Annual Report and Form 20-F and excludes the change in fair value of contingent purchase consideration.

The diluted weighted average number of ordinary shares is calculated as:
	2020 millions	2019 millions
Basic weighted average number of ordinary shares	182	183
Dilutive potential ordinary shares	-	1
	______	______
	182	184
	_____	_____

The effect of the notional exercise of outstanding ordinary share awards is anti-dilutive for the six months to 30 June 2020, and therefore has not been included in the diluted earnings per share calculation.

12.	Dividends and shareholder returns
		2020 cents per share	2019 cents per share	2020 $m	2019 $m
	Paid during the period:
	Final (declared for previous year)	-	78.1	-	139
	Special	-	262.1	-	510
		_____	_____	_____	_____
		-	340.2	-	649
		_____	_____	_____	_____
	Proposed for the period:
	Interim	-	39.9	-	72*
		_____	_____	_____	_____
	* Amount paid.

In October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation. On 11 January 2019, shareholders approved the share consolidation on the basis of 19 new ordinary shares of 20 340/399p per share for every 20 existing ordinary shares of 19 17/21p, which became effective on 14 January 2019 and resulted in the consolidation of 10m shares. The dividend was paid on 29 January 2019. The dividend and share consolidation had the same economic effect as a share repurchase at fair value.

On 20 March 2020, the Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share (~$150m). An interim dividend in respect of 2020 will not be paid. The Board will continue to defer consideration of further dividends until visibility of the pace and scale of market recovery has improved.

The total number of shares held as treasury shares at 30 June 2020 was 5.1m.

13.	Reconciliation of (loss)/profit for the period to cash flow from operations before contract acquisition costs

	2020 6 months ended 30 June	2019 6 months ended 30 June*
	$m	$m

(Loss)/profit for the period	(210)	306
Adjustments for:
Net financial expenses	58	57
Fair value (gains)/losses on contingent purchase consideration	(16)	10
Income tax (credit)/charge	(65)	69
Depreciation and amortisation	55	56
System Fund depreciation and amortisation	30	25
Impairment loss on financial assets	78	7
System Fund impairment loss on financial assets	22	5
Other impairment charges	195	-
Other operating exceptional items (including System Fund)	(3)	28
Share of losses of associates and joint ventures	6	-
Share-based payments cost	15	20
Dividends from associates and joint ventures	-	1
Increase in deferred revenue	14	47
Increase in contract costs	(2)	(5)
Retirement benefit contributions, net of costs	(1)	(1)
Utilisation of provisions, net of charge	4	2
Changes in net working capital	(107)	(298)
Cash flows relating to exceptional items	(30)	(30)
Contract assets deduction in revenue	13	10
Other movements in contract assets	(5)	-
Other items	(3)	-
	_____	_____
Total adjustments	258	3
	_____	_____
Cash flow from operations before contract acquisition costs	48	309
	_____	_____
* Amended for presentational changes (see note 1).

14.	Net Debt
		2020 30 June	2019 31 December
		$m	$m

	Cash and cash equivalents	688	195
	Loans and other borrowings – current	(790)	(87)
	Loans and other borrowings – non-current	(1,870)	(2,078)
	Lease liabilities – current	(64)	(65)
	Lease liabilities – non-current	(504)	(595)
	Lease liabilities – classified as held for sale	-	(20)
	Derivative financial instruments hedging debt values	25	(15)
		_____	_____
	Net debt*	(2,515)	(2,665)
		_____	_____
	* See the Use of Non-GAAP measures section in the Interim Management Report.
	In the Group statement of cash flows, cash and cash equivalents is presented net of $56m bank overdrafts (2019: $87m).

Cash and cash equivalents includes $4m (2019: $6m) restricted for use on capital expenditure in the UK portfolio and therefore not available for wider use by the Group. An additional $17m (2019: $16m) is held within countries from which funds are not currently able to be repatriated to the Group’s central treasury company.

Current loans and other borrowings includes £600m ($734m) commercial paper issued under the UK Government’s CCFF, maturing on 16 March 2021.

The Group’s $1,275m revolving syndicated bank facility and $75m revolving bilateral facility were both undrawn at 30 June 2020 (2019: $125m drawn), providing available committed facilities of $1.35bn and total liquidity of $2bn.

Existing covenants on the syndicated facility have been waived until 31 December 2021 and replaced with a minimum liquidity covenant of $400m, tested at half year and full year until 30 June 2021. The maturity of the Group’s $1,275m syndicated revolving credit facility has been extended for 18 months to September 2023 and following the balance sheet date the Group’s bilateral facility was extended for 18 months to September 2023 (note 19).

15.	Movement in net debt
		2020 6 months ended 30 June	2019 6 months ended 30 June
		$m	$m

	Net increase/(decrease) in cash and cash equivalents, net of overdrafts	538	(483)
	Add back cash flows in respect of other components of net debt:
	Principal element of lease payments	20	22
	Issue of commercial paper	(738)	-
	Decrease/(increase) in other borrowings	125	(376)
		_____	_____
	Increase in net debt arising from cash flows	(55)	(837)

	Non-cash movements:
	Lease obligations	67	(32)
	Increase in accrued interest	(15)	(22)
	Acquisitions and disposals	19	(19)
	Exchange and other adjustments	134	28
		_____	_____
	Decrease/(increase) in net debt	150	(882)

	Net debt at beginning of the period	(2,665)	(1,965)
		_____	_____
	Net debt at end of the period	(2,515)	(2,847)
		_____	_____

16.	Accounting classification of financial instruments
		2020 30 June $m	2019 31 December Restated* $m
	Financial assets
	Financial assets measured at fair value through other comprehensive income:
	Equity securities	90	133
		_____	_____
	Financial assets measured at fair value through profit or loss:
	Money market funds:
	Cash and cash equivalents	180	35
	Other financial assets	16	16
	Other financial assets	-	3
	Derivative financial instruments	18	1
	Deferred compensation plan investments	213	218
		_____	_____
		427	273
		_____	_____
	Financial assets measured at amortised cost:
	Cash and cash equivalents	508	160
	Other financial assets	69	136
	Trade and other receivables, excluding prepayments	424	552
		_____	_____
		1,001	848
		_____	_____
	Financial liabilities
	Financial liabilities measured at fair value through profit or loss:
	Contingent purchase consideration	(76)	(91)
	Derivative financial instruments	-	(20)
	Deferred compensation plan liabilities	(213)	(218)
		_____	_____
		(289)	(329)
		_____	_____
	Financial liabilities measured at amortised cost:
	Loans and other borrowings	(2,660)	(2,165)
	Trade and other payables, excluding deferred and contingent purchase consideration	(356)	(570)
	Deferred purchase consideration	(24)	(23)
		_____	_____
		(3,040)	(2,758)
		_____	_____
	* Restated for deferred compensation plan investments and liabilities (see note 1).

Fair value hierarchy

The following table provides the carrying value, fair value and position in the fair value measurement hierarchy of the Group’s financial assets and liabilities. Financial assets and liabilities measured at amortised cost are only included if their carrying amount is not a reasonable approximation of fair value.

30 June 2020		Fair value
	Carrying value $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities	90	-	-	90	90
Derivative financial instruments	18	-	5	13	18
Money market funds	196	196	-	-	196
Deferred compensation plan investments	213	213	-	-	213

Liabilities
Contingent purchase consideration	(76)	-	-	(76)	(76)
Deferred purchase consideration	(24)	(26)	-	-	(26)
£400m 3.875% bonds 2022	(500)	(503)	-	-	(503)
£300m 3.75% bonds 2025	(377)	(382)	-	-	(382)
£350m 2.125% bonds 2026	(435)	(414)	-	-	(414)
€500m 2.125% bonds 2027	(558)	(546)	-	-	(546)
Deferred compensation plan liabilities	(213)	(213)	-	-	(213)

31 December 2019		Fair value
	Carrying value $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities	133	8	-	125	133
Derivative financial instruments	1	-	1	-	1
Money market funds	51	51	-	-	51
Trade deposits and loans	3	-	-	3	3
Deferred compensation plan investments	218	218	-	-	218

Liabilities
Derivative financial instruments	(20)	-	(20)	-	(20)
Contingent purchase consideration	(91)	-	-	(91)	(91)
Deferred purchase consideration	(23)	(24)	-	-	(24)
£400m 3.875% bonds 2022	(528)	(567)	-	-	(567)
£300m 3.75% bonds 2025	(399)	(435)	-	-	(435)
£350m 2.125% bonds 2026	(462)	(465)	-	-	(465)
€500m 2.125% bonds 2027	(564)	(601)	-	-	(601)
Deferred compensation plan liabilities	(218)	(218)	-	-	(218)

For assets and liabilities measured at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation (based on the lowest level of input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers out of Level 3. $8m was transferred into Level 3 relating to equity securities listed on quoted markets which are now considered inactive.

Valuation techniques

Money market funds and bonds

The fair value of money market funds and bonds is based on their quoted market price.

Unquoted equity securities

Unquoted equity securities are fair valued using a discounted cash flow model. The significant unobservable inputs used to determine the fair value of the equity securities are RevPAR growth (see note 2), discount rate (which ranged from 6.3% to 10.0%), and a non-marketability factor (which ranged from 20% to 30%). In prior years, an average price-earnings (P/E) ratio was applied, however, due to the impact of Covid-19 P/E ratios have increased significantly, resulting in an increased level of uncertainty in the implied valuations and therefore management’s view is that an income approach using discounted cash flows gives a more stable and reliable valuation.

Applying the downside scenario described in note 8 to RevPAR growth would result in a $10m decrease in fair value. A 1% increase/(decrease) in the discount rate would result in a $10m (decrease)/increase in fair value. A five-percentage point increase/(decrease) in the non-marketability factor would result in a $5m (31 December 2019 $2m) (decrease)/increase in fair value.
Derivative financial instruments

Short-dated foreign exchange swaps are fair valued using discounted future cash flows, taking into consideration exchange rates prevailing on the last day of the reporting period and interest rates from observable swap curves. Currency swaps are measured at the present value of future cash flows estimated and discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.

The put option over part of the Group’s investment in the Barclay associate has been valued as the excess of the amount receivable under the option (which is based on the Group’s capital invested to date) over fair value, as calculated for impairment testing using discounted future cash flows as described in note 8. The resulting gain has been presented within the impairment charge over the associate investment in the Group income statement, given the interaction between the value of the option and the value of the associate investment.

Deferred purchase consideration

Deferred purchase consideration arose in respect of the acquisition of Regent and comprises the present value of $13m payable in 2021 and $13m payable in 2024. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates.

Contingent purchase consideration

Regent $71m (2019: $66m)
Comprises the present value of the expected amounts payable on exercise of put and call options to acquire the remaining 49% shareholding in Regent. The amount payable on exercise of the options is based on the annual trailing revenue of Regent Hospitality Worldwide, Inc (RHW) in the year preceding exercise, with a floor applied. The options are exercisable in a phased manner from 2026 to 2033. The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. The range of possible outcomes remains unchanged from the date of acquisition at $81m to $261m (undiscounted).

At 30 June 2020, it is assumed that $39m will be paid in 2026 to acquire an additional 25% of RHW with the remaining 24% acquired in 2028 for $42m. This assumes that the options will be exercised at the earliest permissible date which is consistent with the assumption made on acquisition. The amount recognised in the financial statements is the discounted value of the total expected amount payable of $81m. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates.

The significant unobservable inputs used to determine the fair value of the contingent purchase consideration are the projected trailing revenues of RHW and the date of exercising the options. If the annual trailing revenue of RHW were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised in the financial statements would increase by $7m (31 December 2019 $7m). If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m (31 December 2019: $86m).
UK portfolio $nil (2019: $20m)
Comprises the present value of the above-market element of the expected lease payments to the lessor. The above-market assessment is determined by comparing the expected lease payments as a percentage of forecast hotel operating profit (before depreciation and rent) with market metrics, on a hotel by hotel basis. There is no floor to the amount payable and no maximum amount. Market rents were initially determined with assistance of professional third-party advisors. The fair value is subject to periodic reassessment as interest rates and expected lease payments change.

A fair value adjustment of $21m was recognised in the period, resulting in a reduction to the value of the liability arising from a reduction in expected future rentals payable (see note 9).

Forecast base rentals have been discounted at 9.0% based on the CBRE prime freehold regional yield benchmark, adjusted to reflect rental growth, the leasehold nature of the assets and variable rental structure. Forecast profit share rentals have been discounted using a pre-tax rate of 10.4% to reflect the higher degree of variability inherent in the profit share rentals.

The significant unobservable inputs used to determine the fair value of the contingent purchase consideration are the projected lease payments and the discount rates used. The fair value is not sensitive to reasonably possible changes in assumptions.

Six Senses $5m (2019: $5m)
It is expected that $5m will be payable upon certain conditions being met relating to a project to open a pipeline property, currently expected to be paid in 2021. If the conditions are not met, no amounts will be paid. The impact of discounting is not material.

Level 3 reconciliation
The following table reconciles the movements in the fair values of financial instruments classified as Level 3 during the period:

	Other financial assets $m	Derivative financial instruments $m	Contingent purchase consideration $m

At 1 January 2020	128	-	(91)
Additions	2	-	-
Transfers into Level 3	8	-	-
Repayments	(1)	-	-
Valuation losses recognised in other comprehensive income	(43)	-	-
Change in fair value*	-	13	16
Exchange and other adjustments	(4)	-	(1)
	_____	_____	_____
At 30 June 2020	90	13	(76)
	_____	_____	_____

*$21m fair value gain on contingent purchase consideration and $13m gain on derivative financial instruments are recognised as exceptional items in the Group income statement (note 7). The remaining $5m fair value loss on contingent purchase consideration relates to Regent.

17.	Commitments and guarantees

At 30 June 2020, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment, intangible assets and key money payments was $174m (31 December 2019 $194m).

In limited cases, the Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements. These contracts are treated as insurance contracts as IHG is insuring the bank against default by the hotel, with a liability only being recognised in the event that a pay-out becomes probable. At 30 June 2020, there were guarantees of $59m in place (31 December 2019 $55m), and $2m (31 December 2019 $nil) is included within provisions.

In estimating amounts due under performance guarantees, the Group has considered ‘force majeure’ provisions within its management agreements.

18.	Contingencies Security incidents

In 2016, the Group was notified of (a) a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data, and (b) security incidents at a number of IHG branded hotels including the installation of malware on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties, together the Security Incidents.

The Group may be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents. Due to the general nature of the regulatory inquiries received and class action filings to date, other than described below, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time. These contingent liabilities are potentially recoverable under the Group’s insurance programmes, although specific agreement will need to be reached with the relevant insurance providers at the time any claim is made.

To date, four lawsuits had been filed against IHG entities relating to the Security Incidents, with one subsequently withdrawn in 2018. Of the remaining three lawsuits, settlement was agreed for one in 2018 with an expected total payment of less than $2m, and in 2020 a preliminary settlement, expected to be approximately $3m, has been agreed for another. Both of these settlements are expected to be paid under the Group’s insurance programmes.

Other

There are certain indemnities and claims that the Group will be able to pursue in relation to litigation matters which are provided for, although it is not practicable to quantify the amounts at this point in time.

Legal proceedings filed against the Group in respect of one hotel in the EMEAA region are expected to near resolution in 2020. A reliable assessment of the final outcome cannot currently be made.

Following a successful reclaim of sales taxes borne by the System Fund in historical periods, a further top-up claim for $11m has been filed on the same basis with the relevant tax authorities relating to more recent tax periods. The claim is expected to be settled by the end of 2020.

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

At 30 June 2020, the Group had no other contingent liabilities (31 December 2019 $nil).

19.	Post balance sheet events

Reorganisation costs

As a result of the severe impact of Covid-19 on the hospitality industry, the Group has reassessed near-term priorities and the resources needed to support reduced levels of demand and internally announced a reorganisation programme in July 2020 which aims to make around half of the $150m savings delivered in 2020 sustainable into 2021.

This reorganisation programme is expected to be completed in 2020, the costs of which will be included within exceptional items for the year ending 31 December 2020.

SVC portfolio

Service Properties Trust (“SVC”) is the owner of 102 IHG branded hotels which are operated under portfolio management agreements and one hotel which is leased by IHG. IHG received notices from SVC on 23 July and 4 August 2020, alleging an event of default for non-payment of SVC’s priority return under the portfolio agreements for the months of July and August 2020. SVC alleges that the total amount due for July and August is $26m after applying an outstanding deposit. SVC has notified IHG that SVC is electing to terminate the portfolio agreements effective 30 November 2020 and that IHG may avoid the termination by paying amounts due on or before 24 August 2020. In light of the timing of service of the notices, IHG is not in a position to determine the outcome. IHG has not yet responded to the notices.

In the event the portfolio management agreements are terminated, this would be expected to result in an immaterial reduction in fee revenue and a decrease in annual System Fund revenue in the region of $20m (excluding loyalty and based on 2019 revenues). Cost reimbursement revenue would reduce by approximately $180m on the same basis, matched by a reduction in reimbursed costs, with no impact on operating profit.

The termination of the hotel lease agreement would result in the elimination of $58m right-of-use assets and $80m lease liabilities. Other right-of-use assets of $3m and lease liabilities of $7m would likely also be derecognised as a result of a termination. Termination of the hotel lease would result in an annual decrease in revenue from owned, leased and managed lease hotels of approximately $19m (based on 2019 revenues), with an immaterial impact on operating profit.

Extension of bilateral facilities

In August 2020, the Group’s $75m bilateral facility was extended for 18 months to September 2023.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2020 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 19. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2020 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
London
10 August 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	11 August 2020